As filed on September 1, 2004
Registration No. _________
__________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933
___________________

IKONA GEAR INTERNATIONAL, INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	8711 (Primary Standard Industrial Classification Code Number)	88-0474903 (IRS Employer Identification No.)

1850 Hartley Avenue, Unit # 1, Coquitlam, British Columbia, Canada, V3K 7A1
                  (604) 523-5500 (tel) (604) 520-5965 (fax)
(Address and telephone number of Registrant's principal executive offices)

1850 Hartley Avenue, Unit # 1, Coquitlam, British Columbia, Canada, V3K 7A1
                  (604) 523-5500 (tel) (604) 520-5965 (fax)
(Address of principal place of business or intended principal place of business

Laith Nosh, President
1850 Hartley Avenue, Unit # 1, Coquitlam, British Columbia, Canada, V3K 7A1
                  (604) 523-5500 (tel) (604) 520-5965 (fax)
(Name, address and telephone number of agent for service)

          Copies to:
Clifford L. Neuman, Esq.
Clifford L. Neuman, P.C.
1507 Pine Street, Boulder, Colorado 80302
     (303) 449-2100 (tel)   (303) 449-1045 (fax)

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of the Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee
Title of each class of securities to be registered	Dollar amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $0.00001 par value	2,530,493(2)	$1.275(3)	$3,226,379	$408.78
TOTAL			$3,226,379	$408.78
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2)	Includes 2,530,493 shares of common stock which have previously been issued directly to the Selling Securityholders and which are being offered by the Selling Securityholders.
(3)	Calculated in accordance with Rule 457(c) under the Securities Act on the basis of the market value of the common stock.

       The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Ikona Gear International, Inc.

Cross-Reference Index
	Item No. and Heading In Form SB-2 Registration Statement	Location in Prospectus
1.	Front of the Registration Statement and Outside Front Cover Page of Prospectus.	Forepart of Registration Statement and Outside Front Cover Page of Prospectus
2.	Inside Front and Outside Back Cover Pages of Prospectus.	Inside Front and Outside Back Cover Pages of Prospectus
3.	Summary Information and Risk Factors.	Prospectus Summary; Risk Factors
4.	Use of Proceeds.	Use of Proceeds; Risk Factors
5.	Determination of Offering Price.	*
6.	Dilution.	*
7.	Selling Securityholders.	Selling Securityholders
8.	Plan of Distribution.	Plan of Distribution
9.	Legal Proceedings.	Legal Proceedings
10.	Directors, Executive Officers, Promoters and Control Persons.	Management
11.	Security Ownership of Certain Beneficial Owners and Management.	Security Ownership of Management and Principal Stockholders
12.	Description of Securities.	Description of Securities
13.	Interest of Named Experts and Counsel.	Legal Matters; Experts
14.	Disclosure of Commission Position on Indemnification for Securities Act Liabilities.	Management - Indemnification and Limitation on Liability of Directors
15.	Organization Within Last Five Years.	*
16.	Description of Business.	Prospectus Summary; Risk Factors; Business
17.	Management's Discussion and Analysis or Plan of Operation.	Management's Discussion and Analysis of Financial Condition and Results of Operations; Financial Statements; Business
18.	Description of Property.	Business
19.	Certain Relationships and Related Transactions.	Certain Transactions
20.	Market for Common Equity and Related Stockholder Matters.	Market for Common Stock
21.	Executive Compensation.	Management - Executive Compensation
22.	Financial Statements.	Financial Statements
23.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.	*

* Omitted from Prospectus because Item is inapplicable or answer is in the negative

Prospectus

IKONA GEAR INTERNATIONAL, INC.

2,530,493 Shares Common Stock

       This is an offering of shares of the common stock of Ikona Gear International, Inc. by persons who were issued shares of our common stock in private offerings.

       Our common stock is traded on the over-the-counter market and quoted on the OTC Electronic Bulletin Board under the symbol "IKGI." On August 11, 2004, the bid and ask prices of our common stock were $1.25 and $1.30, respectively.

Investing in our common stock involves a high degree of risk. You should read the "Risk Factors" beginning on Page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       Our principal executive offices are located at 1850 Hartley Avenue, Unit # 1, Coquitlam, B.C., Canada, V3K 7A1, and our telephone number is (604) 523-5500.

The Date of This Prospectus is September 1, 2004.

Prospectus Summary

About our Company

       We are commercializing our proprietary patented gearing technology (the "Ikona Gearing System"). The Ikona Gearing System utilizes a proprietary, newly designed, patented tooth shape which enables gears to be smaller, lighter, stronger and more energy efficient than conventional planetary gears. The Ikona Gearing Systems allows what we believe to be the highest single stage reduction ratio, zero backlash gear currently available on the market. In high-ratio applications, the Ikona Gearing System can replace multiple stage gearing systems with a single stage reduction ratio, and is thus more cost effective to manufacture.

       Our business strategy is based on building partnerships on the strength of our technology. Our business model is to develop joint ventures and licensing agreements with leading industry partners. Our plan is that these partnerships will allow us to develop royalty and licensing revenue streams and to participate in revenues generated from the sale of products stemming from the joint ventures.

       Our goal in the current operating year is to enter into licensing agreements in three different vertical markets with different business partners, where we will prove the virtues of our patented gearing technology in applications that generate revenues for us.

       We maintain our principal executive offices at 1850 Hartley Avenue, Unit #1, Coquitlam, British Columbia, Canada V3K 7A1. Our telephone number at that address is (604) 523-5500. Out internet website is located at www.ikonagear.com.

About the Offering

       This is an offering of shares of our common stock by Selling Securityholders who were issued shares of our common stock. We will not receive any proceeds from the resale of common stock by the Selling Securityholders. The Selling Securityholders are offering 2,530,493 shares of common stock. We are registering the common stock covered by this Prospectus either to fulfill the obligations we have under agreements with the Selling Securityholders or as a voluntary accommodation to the Selling Securityholder.
Shares Outstanding Before Offering:	24,090,325
Shares Outstanding After Offering:	24,090,325
Shares Offered by Selling Securityholders:	2,530,493

Summary Financial Data

       The following summary financial data is incomplete and should be read in conjunction with the complete financial statements contained elsewhere in this Prospectus. Our historical operating information may not be indicative of our future operating results.

Statement of Operations Data:	Nine Months Ended May 31,		Fiscal Year Ended August 31,
	2004	2003	2003	2002
Total revenues	$ 114,106	$ -	$ 44,307	$ -
Operating expenses	731,616	262,678	413,610	361,435
Net loss	(617,510)	(262,678)	(369,303)	(361,435)
Net loss applicable to common stockholders	(617,510)	(262,678)	(369,303)	(361,435)
Basic and diluted loss per share	(0.03)	(0.02)	(0.03)	(0.04)
Shares used in computing basic and diluted loss per share	22,814,079	13,858,383	11,029,572	8,845,072
	At May 31, 2004		At August 31, 2003
Balance Sheet Data:
Working capital (deficit)	$ 1,366,509		$ (51,017)
Total assets	1,656,787		230,779
Stockholders' equity	1,595,184		147,069

________________

Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Please carefully consider the following risk factors, as well as the possibility of the loss of your entire investment, before deciding to invest in our securities.

We do not yet have a history of earnings, profit or return on investment and there is no assurance that we will generate revenues, operate profitably or provide a return on investment in the future.

We have never been profitable, we expect to incur net losses for the foreseeable future and we may never be profitable. We incurred net losses of $369,303, and $361,435 for the fiscal years ended August 31, 2003 and 2002, respectively and $617,510 for the nine months ended May 31, 2004.

As a result of our limited operating history it is difficult to forecast our future operating results. We expect to substantially increase our sales and marketing, technology development and general administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future.

Our future operating results will depend on many factors, including:

* The overall growth rate for the market in which we compete

* The level of market acceptance of, and demand for, proprietary gearing technology in general and our Ikona Gearing System in particular

* The level of product and price competition

* Our ability to attract, train, retain and motivate qualified consulting, technical and other key personnel

* Our ability to commercialize the Ikona Gearing System

* Our ability to deliver our products and services on time, on budget, or at all.

If the market's acceptance and adoption of the Ikona Gear proprietary gearing technologies does not develop, our future results may suffer.

All of our products are based upon proprietary gearing technology, which has only recently been commercially introduced. While we believe that the Ikona Gearing System has demonstrated clear advantages over other gearing systems in terms of increased strength, reduced weight, zero backlash, and reduced friction, the vast majority of existing industrial applications already incorporate gearing systems which existing mechanical design engineers may not wish to replace. To date, there has not been widespread adoption of the Ikona Gear proprietary technology, components or applications. As a result, numerous factors, many of which are not in our control, may slow the market adoption of the Ikona Gear proprietary gearing technologies.

We cannot be sure that Ikona Gear proprietary gearing technologies will achieve broad market acceptance, or that other superior proprietary gearing technologies will not be developed. The failure of proprietary gearing technologies to achieve broad acceptance could adversely affect our ability to generate revenues. Our proprietary Ikona Gear technology is one class of several competing gearing systems used by gear designers in their industrial applications.

Our technology is essentially unproven and there is no assurance that, if proven, the Ikona Gear System can be manufactured commercially.

Although we have demonstrated the use and efficiency of our prototype Ikona Gear System in several tests individually and with third parties, and even though our gear design is now being marketed by a joint development partner, we have only indirectly begun limited commercial manufacture of the Ikona Gear System through our partners, and we have not done any direct commercial manufacturing of Ikona Gear Systems and therefore we can provide no assurance regarding our ability to commercially manufacture the Ikona Gear System.

The market for new gearing technologies is expected to continue to grow, and therefore the growth or advancement of both existing and new competitive technologies in our markets could harm our business.

The market for our technology is characterized by a growing interest in energy efficient and environmentally friendly vehicle technologies. We expect additional competitive technologies to emerge, and existing competitive technologies to mature. Some of our competitors have longer operating histories, greater financial, technical, marketing and other resources, greater name recognition, a broader range of products to offer and an installed base of customers, any of which factors could provide them with a significant competitive advantage.

If we fail to develop strategic relationships with industry partners, our efforts to license our product or form joint manufacturing initiatives may be unsuccessful.

At the present time, we lack an existing installed customer base to which our innovative Ikona Gear System can be offered. As a result, we will need to establish critical strategic relationships with industry partners who have large installed customer bases to whom we can offer licenses for our products, which may be combined with their own industrially engineered components and technologies. If we are not successful in establishing these relationships, it will be more difficult for us to be successful in our efforts to achieve a large customer base for our products.

There is no assurance that we will have the ability to effectively design, develop and implement our technology for new customers.

As we only have a very small customer base, our success will be dependent upon our ability to convince a significant number of industrial manufacturers to adopt our new technology. Many manufacturers who supply gears directly or indirectly in their engineered solutions or applications have long term supplier agreements with our competitors and we may be unable to establish strategic partnerships. Manufacturers that have made substantial up-front payments to our competitors for competitive technology and component licenses may be reluctant to replace their current technologies to adopt our Ikona Gear System. As a result, our efforts to create a larger customer base may be more difficult than expected even if we are deemed to offer products and services superior to those of our competitors.

Our patents, trademarks and other intellectual property rights may not provide us with adequate protection.

Our success and ability to compete are substantially dependent on our internally developed technologies and intellectual property, which we protect through a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions.

Although we believe we have taken adequate steps to protect our intellectual property, proprietary information, technological know-how and other rights, we cannot be certain that these steps will prove sufficient for the protection of our technology. Despite efforts to protect our company's proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect the proprietary rights of companies to the same extent as the laws of the United States, Canada and Europe. Furthermore, competitors may independently develop technology similar to ours. The number of intellectual property claims in industry may increase as the number of competitive technologies grows. Although we do not believe that any of our products or other intellectual property infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights, or for purposes of establishing the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could cause us to incur substantial costs and divert management resources from productive tasks whether or not such litigation is resolved in our favor, which could have a material adverse effect on the business. Parties making claims against us could recover substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to sell or license our products. Such a judgment could have a materially adverse effect on our business.

Furthermore, while we have registered our domain name in an effort to protect it, this effort may be inadequate to protect our use of the Ikona Gear name as unique. In addition, the uncertainty surrounding the legal protections of domain names may be unenforceable or limited in other countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our company's communications. Further, the regulation of web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to maintain our domain name in the future. Further, the relationship between regulations governing such domain names is unsettled.

In addition to our patents, we also intend to rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of the Ikona Gear technology. Most of our current employees, consultants and advisers have signed non-disclosure agreements. We believe that our intellectual property rights are appropriately protected having regard for the technical complexity of design of the Ikona Gear system, the time and cost involved in development, and the expertise required to market, install and support the technology. However, the steps taken by us may not be sufficient to prevent misappropriation of Ikona Gear System technology, and such protection does not preclude competitors from developing products with functionality or features similar to ours.

We have obtained information that suggests there may have occurred a procedural defect in connection with our US patent application. We are currently investigating the matter and what, if any, curative measures might be indicated. At the present time, we cannot predict what, if any, effect such a procedural defect might have on the validity or enforceability of our US patent.

If we fail to continually work to improve and enhance the Ikona Gear System in the face of our industry's growing demand for increasingly efficient and technologically advanced gearing systems, our future results may be adversely affected.

Our growth and future operating results will depend in part upon our ability to enhance the Ikona Gear System technology and develop and introduce new applications or components that:

* meet or exceed technological advances in the marketplace
* meet changing customer requirements
* achieve market acceptance
* integrate successfully with third party components and technologies, and
* respond to competitive products.

Our product development and testing efforts have required, and we are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in the development of our technology.

We will continue to need significant capital, without which our business may fail.

We have required significant capital to date and will require additional capital to implement our business plan. We estimate that an additional $600,000 will be required to support our needs and for other purposes over the next 12 months. We have no current arrangements with respect to other sources of additional financing and there can be no assurance that additional financing will be available to us on commercially reasonable terms, or at all. The inability to obtain additional financing, when needed, would have a material adverse affect on us, including possibly requiring us to curtail or cease our operations. To the extent that future financing involves the sale of our equity securities, our then existing stockholders, including investors in this offering, could be substantially diluted.

We need to manage the growth of our organizational infrastructure effectively or we may not succeed.

We are a growing company. Our ability to manage our growth will depend in large part on: our ability to recruit appropriately skilled executives, managers, and employees; generally expanding our operational engineering and sales & marketing capabilities; developing the management skills that our managers; and training, motivating and managing both our existing employees and the additional employees that may be required to grow our company effectively. Additionally, we may not adequately anticipate all the demands that growth may impose on our systems, procedures and structure. Any failure to adequately anticipate and respond to these demands or manage our growth effectively would have a material adverse affect on our future prospects.

If we lose our key personnel or fail to attract and retain additional personnel, the success and growth of our business may suffer.

A portion of our management team has been in place for a relatively short period of time, and we do not have written employment agreements with our most senior engineers. Our future success will also depend significantly on our ability to attract, integrate and retain highly skilled engineering and technical personnel. If we are unable to attract, integrate and retain such persons, our business could be adversely affected.

Exchange rate fluctuations may adversely affect the financial position of our company.

Our business is operated from our head office in the lower mainland of Vancouver, Canada, and our patents are owned by Ikona USA, Inc, located in the US. Most of our costs and assets are in Canadian dollars, whereas most of our financing is received in US dollars. Any significant increase or decrease in the value of the Canadian dollar compared to the US dollar would have a significant impact on the financial position of our business. Similar exchange rate risks will arise should our business expand into other markets and its business involves other currencies. We do not engage in any foreign currency hedging activities.

The enacting of governmental regulation may impose burdens on our business.

Our company is not currently subject to direct regulation by any government agency, other than applicable securities laws and regulations applicable to business generally. However, it is possible that a number of laws and regulations may be adopted with respect to regulating our technology indirectly via the existing regulations for future joint-development partners, or for new regulations imposed on gear development entities and related technology and pricing, which may impose additional burdens on companies in our industry, thus increasing our cost of doing business. There can be no assurance that any such new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

We may be subject to future technology liability claims and the reputation of the Ikona Gear System may suffer.

Our existing joint development and licensing agreements involve applications that are critical to the operations of our customers' businesses. Any failure in a customer's application using the Ikona Gear System could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although our license agreements with our customers will contain provisions designed to limit contractually our liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in certain instances or would otherwise not protect us from liability for damages. Although we maintain general insurance coverage this coverage may not continue to be available on reasonable terms or at all, or may be insufficient to cover one or more large claims. Moreover, such insurance coverage may not provide benefits for certain product liability claims.

There is a limited and sporadic market for our common shares.

Our company's common shares presently trade in the US on the Over-the-Counter (OTC) Market and are quoted on the OTC Electronic Bulletin Board under the ticker symbol IKGI. There is presently a very limited market for our common shares. There is no assurance that a liquid market for our common shares will ever develop in the United States, or elsewhere, or that if such a market does develop that it will continue; or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in our common shares should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

Over-The-Counter stocks are subject to risk.

Our stock trades on the OTC Market. The OTC Market for securities has experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our company's industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock.

Trading in our securities is conducted in the OTC Market on an electronic bulletin board established for securities that do not meet NASDAQ listing requirements. As a result, investors will find it substantially more difficult to dispose of our securities. Investors may also find it difficult to obtain accurate information and quotations as to the price of, our common stock.

Our stock price may be volatile, increasing the risk of any investment in our securities.

Our stock price may be volatile and as a result, investors could lose all or part of their investment. The value of an investment could decline due to the impact of any of the following factors upon the market price of our common stock:

*	failure to meet sales goals or operating budget decline in demand for our common stock
*	revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter
*	downward revisions in securities analysts' estimates or changes in general market conditions
*	technological innovations by competitors or in competing technologies
*	investor perception of our Company's industry or prospects
*	general economic trends

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at or above the offering price.

Fluctuations in our quarterly operating results could adversely affect the market for our common stock.

Our company's quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this Prospectus, and also include:

*	the nature of a significant proportion of our operating expenses, particularly personnel and facilities
*	our level of research and development activities
*	the effect of employee and contractor utilization rates and the time required to train and productively engage new employees
*	the effect of seasonal variations on disposable income
*	changes in our pricing policies or those of our competitors

Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of our future performance.

Future share issuances could be dilutive to our shareholders and negatively impact the market for our common stock.

Future issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock if a public trading market develops. Our company has the authority to issue up to 100,000,000 shares of common stock and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for common stock by our current shareholders.

Future sales of our common stock into the market may also depress the market price, if one develops in the future. Sales of these shares of common stock or the market's perception that these sales could occur may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate, or to use equity as consideration for future acquisitions.

Trading in our common stock is subject to the "penny stock" rules which have an adverse impact on our public trading market.

Our common stock is subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Certain Market Information

Trading Information

       Since December 5, 2003, our common stock has traded on the Over-the-Counter Market and is quoted on the OTC Electronic Bulletin Board under the symbol "IKGI." From September 20, 2000, to December 5, 2003, our stock traded on the OTC Electronic Bulletin Board as "OBAN". To date the Over-the-Counter Market has been the sole trading market for our shares.

       The following table sets forth the high and low prices for our common stock on the over-the-counter market and quoted on the Bulletin Board for each quarter since August 2001. The prices presented below are bid and ask prices which represented price between broker-dealers and do not include retail markups and markdowns or any commission to the broker. The prices do not necessarily reflect actual transactions.
Common Stock
Quarter Ended	Low	High
August 31, 2001	n/a	n/a
November 30, 2001	n/a	n/a
February 28, 2002	n/a	n/a
May 31, 2002	n/a	n/a
August 31, 2002	0.05	0.05
November 30, 2002	0.01	0.05
February 28, 2003	0.01	0.01
May 31, 2003	0.01	0.25
August 31, 2003	0.01	0.01
November 30, 2003	0.01	0.60
February 29, 2004	0.60	3.25
May 31, 2004	1.10	2.10

Holders

       As of July 21, 2004, the Company had approximately 153 shareholders of record. This does not include shareholders who held stock in accounts at broker/dealers.

Dividend Policy

       We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not at this time anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our Board of Directors, based upon such factors as the Company's historical and projected earnings, our working capital surplus and anticipated demands for capital expenditures.

Safe Harbor for Forward-looking Statements

In General

       This prospectus contains statements that plan for or anticipate the future. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the following:
*	our technology development;
*	our engineering team's gear design and its development;
*	consulting and strategic business relationships;
*	statements about our future business plans and strategies;
*	anticipated operating results and sources of future revenue;
*	our organization's growth;
*	adequacy of our financial resources;
*	development of new products and markets;
*	competitive pressures;
*	commercial acceptance of the Ikona Gearing System;
*	changing economic conditions; and
*	expectations regarding competition from other companies.

       Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:
*

changes in general economic and business conditions affecting the industrial gearing industry, or in secondary industries that use gearing applications, such as in the automotive, aerospace, or robotics industries;

*	technical developments that make our products or services less competitive or obsolete;
*	changes in our business strategies or business models;
*	the level of demand for our products and services; and
*	our ability to develop or maintain strategic relationships within the automotive, aerospace, industries, which are critical to gaining market share.

       In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Capitalization

       The following table sets forth our capitalization as of May 31, 2004 on an actual basis. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.
As of May 31, 2004
Long-term Debt	$ -
Stockholders' Equity
Common Stock,
24,083,659 issued and outstanding shares	241
Additional paid-in capital	2,943,196
Accumulated deficit	(1,348,253)
Total stockholders' equity and capitalization	$ 1,595,184

       These amounts do not include 1,997,000 shares of common stock we may issue, upon exercise of options, which may be granted under our Equity Incentive Plan.

       These amounts also do not include 1,219,016 shares of common stock we may issue upon exercise of warrants currently outstanding. We have issued 1,219,016 warrants, all of which remain unexercised. The warrants have a weighted average exercise price of $3.00 per share. Of the 1,219,016 warrants currently outstanding, 310,332 expire on March 1, 2005, 677,469 expire on March 29, 2005, and 231,215 expire on April 30, 2005.

Selected Financial Data

       We have set forth below certain selected financial data. This financial data was derived from the consolidated financial statements and notes thereto included elsewhere in this prospectus.
Statement of Operations Data:	Nine Months Ended May 31,		Fiscal Year Ended August 31,
	2004	2003	2003	2002
Total Revenues	$ 114,106	$ -	$ 44,307	$ -
Operating expenses	731,616	262,678	413,610	361,435
Net loss	(617,510)	(262,678)	(369,303)	(361,435)
Net loss applicable to common stockholders	(617,510)	(262,678)	(369,303)	(361,435)
Basic and diluted loss per share	(0.03)	(0.02)	(0.03)	(0.04)
Shares used in computing basic and diluted loss per share	22,814,079	13,858,383	11,029,572	8,845,072
	At May 31, 2004		At August 31, 2003
Balance Sheet Data:
Working capital (deficit)	$1,366,509		$ (51,017)
Total assets	1,656,787		230,779
Stockholders' equity (deficiency)	1,595,184		147,069

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

In the next 12 months, we will attempt to execute phase two of our agreement with Magna Advanced Technologies ("the Magna Agreement"), as more fully described in this prospectus under the heading "Business," and thereby initiate royalty agreements for products in the automotive industry.

We also plan to complete the manufacturing and testing of industrial gearing prototypes for an industrial application in the forestry products industry. We will be expanding the engineering team with world class, gear industry designers, mechanical engineers, and draftsmen, and developing marketing plans for vertical, industry-specific applications of the proprietary Ikona Gearing System for applications which capitalize on the unique high torque and low weight attributes of the Ikona Gearing System, including but not limited to:
*	High torque industrial machinery;
*	Aircraft and military equipment;
*	Alternate energy sources such as windmills;
*	Robotics and high precision machinery;

To achieve these goals we will be developing a sales and marketing team to manage and execute the marketing plans in various vertical markets. The projected budget for the next twelve months of sales and marketing activities is $515,000. These funds are presently available from our recent private placement, which concluded on April 30, 2004.

We will be promoting Ikona Gear technology to European and North American industry leaders through: securing public relations representatives in North America and Europe; participating in gear industry trade shows such as Gear Expo; developing and refining joint venture and licensing agreements for existing and potential customers; developing alliances with gear manufacturers capable of manufacturing Ikona related products; and developing portable demonstration units.

We will be continuing our engineering development activities while trying to secure joint development arrangements with gearing application providers who wish to incorporate the Ikona Gear design into their applications. We will also be trying to secure partnering relationships with gear manufacturers who can manufacture gears under license from Ikona Gear based on our design specifications. Our objective is to maintain our focus as a gear design specialist of patented gearing technology, and delegating non-core functions such as manufacture and distribution to third parties who can leverage our new gear designs. We are presently in an alliance with Magna Advanced Technologies (a division of Magna International Inc.) to develop prototypes for applications in production automobiles. The estimated cost of our internal development program for the next 12 months is $1,600,000.

We expect to continue to purchase engineering equipment in the next 12 months as we recruit new specialized engineers with requirements for specialized software, hardware and tools. We anticipate that we will need to invest approximately $50,000 in capital equipment for our research and development laboratory, plus an additional $50,000 in leasehold improvements in our new premises. In addition, we expect to invest approximately $120,000 in new furniture, computers and software as we add an additional ten employees over the next 12 months.

We anticipate that staffing levels will continue to increase at a growth rate of approximately 100% per year. We presently have ten employees and we expect to grow to twenty employees within the next 12 months. These growth estimates are contingent on access to sufficient funding and our ability to recruit suitable candidates with requisite engineering academic qualifications and gear industry work experience.

If we are successful in our marketing activities, we will likely spend additional funds on travel in order to meet prospective customers and joint development partners. We anticipate our annual sales and marketing operating costs will increase from $240,000 to about $515,000 over the next twelve months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and operating results of the Company for the two fiscal years ended August 31, 2003 and 2002 and interim period ended May 31, 2004, and should be read in conjunction with the financial statements and related notes attached hereto. (See Financial Statements.) These are the results of our business acquired on October 30, 2003, which for generally accepted accounting principles in the United States of America, require that the historical comparative results of the accounting acquirer become the results of the legal parent (previously Oban Mining Inc.).

Our financial statements were prepared in conformity with generally accepted accounted principles for the United States of America. They also comply, in all material respects, without requiring material adjustments, with the rules and regulations of the Securities and Exchange Commission.

Our business is in the development stage and has limited revenues in its last two fiscal years. In the past, we have acquired necessary capital through the limited issuance of common shares. There is no assurance that this source of capital will continue to be available in future operating periods.

Operating Results

Nine-Month Period Ended May 31, 2004 Compared to Nine-Month Period Ended May 31, 2003

REVENUES. Revenues are generated from the provision of engineering services. In the three and nine months ended May 31, 2004, we generated revenues of $33,645 and $114,106. In the three and nine months ended May 31, 2003, we generated no revenues. Engineering services revenues in the current period relate to services provided to two customers, Magna Advanced Technologies ("MAT") and Aircast Inc. ("Aircast"). MAT has a services agreement that commits them to provide us $11,175 (C$ 15,000) per month from May 1, 2003, to April 30, 2004 (extended on April 28, 2004 to cover May 1, 2004 to August 31, 2004). In February 2004, Aircast paid us $10,000 of gear design fees and committed to provide royalties of $2.50 per unit for each of their arm braces sold that incorporate our Ikona Gear. We have received one royalty receipt from Aircast for $270 covering a two-week period in March 2004.

AMORTIZATION AND DEPRECIATION. We record amortization expense on our capitalized patents and trademark costs and depreciation on our capital assets. In the three and nine months ended May 31, 2004, we recorded depreciation and amortization expense of $8,017 and $16,767 respectively. In the comparative periods, we recorded amortization and depreciation expense of $4,126 and $12,380 for the three and nine months ended May 31, 2003. The increase in expense reflects depreciation associated with $47,356 of purchases of depreciable equipment made in the current year, whereas there was no depreciable equipment in the comparative period.

BUSINESS DEVELOPMENT. Business development expense reflects internal and external costs to market our business opportunity to existing clients and potential new clients. Business development expense includes: the salaries and benefits of our President and our Executive Vice President; and fees paid to external consultants for web design and web based marketing services. Business development expense was $55,288 and $163,980 respectively for the three and nine months ended May 31, 2004. In the comparative periods, we recorded business development expense of $17,167 and $38,842 for the three and nine months ended May 31, 2003. The increase in business development expense pertains to a significant increase in travel to service our MAT and Aircast relationships, and to establish new relationships in North America and Europe.

CORPORATE FINANCE. Business development expense reflects costs associated with fees paid to maintain the Corporate Finance function of our company. These fees are paid to our CFO and external consultants who oversee accounting, auditing, fund raising and regulatory reporting functions for our company. Corporate finance expense was $22,324 and $50,338 respectively for the three and nine months ended May 31, 2004. In the comparative periods, we recorded corporate finance expense of $18,647 and $45,303 for the three and nine months ended May 31, 2003. The increase in corporate finance expense pertains to increased CFO fees associated with increased duties in regulatory reporting since Ikona Gear became a public reporting entity in October 2003.

GENERAL AND ADMINISTRATIVE. Our general and administrative expenses consist primarily of clerical and administrative salaries and benefits, office rents, office supplies, telephone and telecommunications expenses, courier and other general costs not attributable directly to other Income Statement line items. Our selling, general and administrative expenses were $24,424 and $58,931 for the three and nine months ended May 31, 2004. In the comparative periods, we recorded general and administrative expenses of $14,674 and $23,466 for the three and nine months ended May 31, 2003.

INVESTOR RELATIONS. Our investor relations expense consists primarily of external consulting fees and associated communications costs to increase investors' awareness of our company. Investor relations expenses were $9,135 and $61,143 for the three and nine months ended May 31, 2004. In the comparative periods, there were no investor relations expenses for the three and nine months ended May 31, 2003. The increase in expense is associated with our company becoming publicly traded as of October 2003, and with an arbitrary amount of $24,602 of non-cash compensation attributed under the Black-Scholes option pricing model to 50,000 stock options with a $1.00 exercise price issued on December 1, 2003 to one investor relations consultant whose contract was subsequently terminated as of May 31, 2004.

PROFESSIONAL FEES. Our professional fees expense consists primarily of external consulting fees associated with our auditors and our corporate and securities counsel. Professional fees expenses were $19,124 and $87,907 for the three and nine months ended May 31, 2004. In the comparative periods, we recorded professional fees expense of $2,971 and $5,126 for the three and nine months ended May 31, 2003. The increase in expense is associated with our company becoming publicly traded as of October 2003, and the minimal audit and legal requirements in the comparative period.

RESEARCH AND DEVELOPMENT. Research and development (R&D) expense reflects internal and external costs to develop our technology including the salaries of our engineers, fees paid to external consultants, and materials and supplies consumed by our R&D department in advancing our core intellectual property. Research and development expense was $69,456 and $214,889 respectively for the three and nine months ended May 31, 2004. In the comparative periods, we recorded research and development expense of $61,375 and $128,021 for the three and nine months ended May 31, 2003. The increase in research and development expense pertains to a 100% growth in the size of our engineering team over the prior year.

TRAVEL AND RELATED. Travel and related expense all of our travel costs associated with travel for reasons of business development, research and development, and corporate finance. Included in travel are the costs of flights, trains, automotive rentals, accommodations, meals and other associated travel costs. Travel and related expense was $38,954 and $67,268 respectively for the three and nine months ended May 31, 2004. In the comparative periods, we recorded no travel and travel and related expenses. In the comparative period virtually all costs were associated with research and development in the Vancouver area and no travel was undertaken. In the current year, there has been an increase in travel and related expense associated with joint development partnerships with MAT and Aircast, and with establishing new business development relationships in North America and in Europe.

Apart from the stock-based compensation expense, our selling general and administrative costs increased in the aggregate due to the added professional fees, filing and reporting costs, and investor relations expense associated with our status as a public company.

Year Ended August 31, 2003 Compared to Year Ended August 31, 2002

REVENUES. Revenues are generated from the provision of engineering services. Our revenue for the year ended August 31, 2003 was $44,307 compared to no revenue for the year ended August, 31, 2002. Engineering services revenues in the current period relate to services provided to one customer, Magna Advanced Technologies ("MAT"). MAT has a services agreement with us that commits them to provide us $11,175 (C$ 15,000) per month beginning May 1, 2003 to April 30, 2004 (extended on April 28, 2004 to cover May 1, 2004 to August 31, 2004). By August 31, 2003 we had realized four months of revenues associated with MAT.

AMORTIZATION AND DEPRECIATION. We record amortization expense on our capitalized patents and trademark costs. Amortization expense was $16,507 for each of the years ended August 31, 2003 and 2002.

BUSINESS DEVELOPMENT. Business development expense reflects internal and external costs to market our business opportunity to existing clients and potential new clients. Business development expense includes the salaries and benefits of our President and our Executive Vice President and fees paid to external consultants for web design and web based marketing services. Business development expense was $60,959 for the year ended August 31, 2003, compared to $58,685 for the year ended August 31, 2002.

CORPORATE FINANCE. Business development expense reflects costs associated with fees paid to maintain the corporate finance function within our company. These fees are paid to our CFO and external consultants who oversee accounting, auditing, fund raising and regulatory reporting functions for our company. Corporate finance expense was $73,138 for the year ended August 31, 2003 compared to $6,615 for the year ended August 31, 2002. The increase in corporate finance expense reflects the relative absence of corporate finance services solicited in the comparative period as the company was effectively in start-up mode, in its first full year of operations.

GENERAL AND ADMINISTRATIVE. Our general and administrative expenses consist primarily of clerical and administrative salaries and benefits, office rents, office supplies, telephone and telecommunications expenses, courier and other general costs not attributable directly to other Income Statement line items. General and administrative expense was $15,611 for the year ended August 31, 2003, compared to $14,644 for the year ended August 31, 2002.

PROFESSIONAL FEES. Our professional fees expense consists primarily of external fees associated with our auditors and our US corporate and securities counsel. Professional fees expense was $3,000 for the year ended August 31, 2003, compared to $2,500 for the year ended August 31, 2002.

RESEARCH AND DEVELOPMENT. Research and development expense reflects internal and external costs to develop our technology including the salaries of our engineers, fees paid to external consultants, and materials and supplies consumed by our R&D department in advancing our core intellectual property. Research and development expense was $228,467 for the year ended August 31, 2003, compared to $239,748 for the year ended August 31, 2002.

TRAVEL AND RELATED. Travel and related expense all of our travel costs associated with travel for reasons of business development, research and development, and corporate finance. Included in travel are the costs of flights, trains, automotive rentals, accommodations, meals and other associated travel costs. Travel and related expense was $14,574 for the year ended August 31, 2003, compared to $10,968 for the year ended August 31, 2002. In the current and comparative period virtually all costs were associated with research and development in the Vancouver area and no travel was undertaken. The expenses in the current and related periods were associated with local travel, accommodation and meals allowances.

Overall, our total operating costs increased marginally from $361,435 to $413,610 in aggregate due to the added corporate finance fees. Net losses increased to $369,303 for August 31, 2003 from $361,435 for August 31, 2002 due to increased corporate finance fees, offset by $44,307 of revenues from MAT for the period ended August 31, 2003.

Liquidity and Capital Resources

As at May 31, 2004, our total cash was $1,370,776, our working capital was $1,366,509, and our stockholders' equity was $1,595,184. Since inception, we have incurred cumulative losses of $1,348,253. We have been actively seeking new investment to further operations. In April 2004, we closed on a private placement of $1,800,000 to address current operating requirements, having received these funds in February, March and April of 2004. We are actively pursuing more significant investments from a number of possible private placement sources.

Our Company is in the development stage and expects to remain in the development stage for the current operating year. We do not expect to generate significant cash flow from operations in the present year.

We have planned capital expenditures in the form of research and development equipment, computers and software, and leasehold improvements for the next 12 months amounting to $222,000. At this time, in addition to our capital requirements, we anticipate further operating costs of $1,600,000 for the next 12 months. As the combined cash requirements of $1,822,000 exceeds are currently available cash resources, we are continuing discussions with a number of potential sources of funding for the capital and operating requirements in the current operating year, although there currently exist no agreements, commitments or understandings with respect to any financing.

In the nine months ended May 31, 2004, our operations consumed $528,782. Our net loss of $617,510 was partially offset by depreciation and amortization of $16,767 and by $24,602 of non-cash stock-based compensation. Our working capital provided $47,359, for net cash consumed by operations of $528,782. In the year ended August 31, 2003, our operations consumed $328,259.

In the nine months ended May 31, 2004 we spent $47,356 on machinery and equipment. In the year ended August 31, 2003, we had no investing activities.

In the nine months ended May 31, 2004, we generated $1,944,688 from financing activities. Of this amount, $1,873,398 was generated from the sale of equity securities, $155,000 was advanced to us by Oban Mining Inc. in advance of us acquiring their public company, and $83,710 was consumed in repaying loans associated with the purchase of our intellectual property from related parties.

In the years ended August 31, 2003 and August 31, 2002, we generated $326,776 and $367,761 respectively from financing activities as a private company.

In total, our cash and cash equivalents increased by $1,368,550 to $1,370,776 for the nine month period ended May 31, 2004.

At May 31, 2004, we had a cash balance of $1,370,776, and working capital of $1,366,509. Our current working capital is not sufficient to meet our business operating objectives (see Plan of Operations). Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities. There is no assurance that we will be able to secure the necessary capital on terms acceptable to us or at all.

Trends

Our Company is in the development stage and is presently continuing research and development of a platform gearing technology that can be applied to any industry and any product that incorporates a gear. We are jointly developing product prototypes to advance our business development goals. As a result, there are no trends in production, sales or inventory, the state of the order book, or costs and selling prices. For the current financial year, our Company has more than quadruped its operating cash requirements and quadrupled the capital raised. We believe this trend will continue subject to the uncertainty of raising additional capital resources through private or public placements. We also believe that we will continue to expand our number of employee 100% per year and the associated salaries and benefits expenses of our company.

Sales revenues are of an uncertain nature. We expect royalties to increase as we establish new royalty agreements and as our joint development partners sell more units of their products which incorporate our gears. At present we have one royalty agreement with Aircast Inc. and we have received $270 associated with two weeks of their sales. We expect this trend will continue.

We are attempting to negotiate royalty terms with MAT prior to August 31, 2004, however there can be no assurances that we will achieve a royalty agreement with MAT at all, or on terms that will be acceptable to us.

We expect that sales levels will likely continue to be indeterminate until we have passed at least another year of operations.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Effective November 5, 2003, our Board of Directors and the Audit Committee of our Board of Directors approved the appointment of Dohan and Company, PA, CPA'S to serve as our independent accountant to audit the Company's financial statements. Prior to engaging Dohan and Company, we had not consulted Dohan and Company with respect to the application of accounting principles to specific transactions or the type of audit opinion that might be rendered on the Company's financial statements. The engagement of Dohan and Company was effective on November 5, 2003.

Effective November 5, 2003, we dismissed Hoogendoorn Vellmer, Chartered Accountants, as our independent auditors. The Audit Committee approved the dismissal. The audit reports of Hoogendoorn Vellmer on the financial statements of the Company as of and for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were qualified or modified as to audit scope or accounting principles except that each report of Hoogendoorn Vellmer contained an explanatory paragraph as to the uncertainty of the Company's ability to remain a going concern.

In connection with the audits of our financial statements for the fiscal years ended December 31, 2002 and 2001, and in connection with the subsequent period up to November 5, 2003 (the date of dismissal), there were no disagreements with Hoogendoorn Vellmer on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Hoogendoorn Vellmer, would have caused Hoogendoorn Vellmer to make reference to the matter in its report of the financial statements for such years; and there were no reportable events as defined in Item 304(a) (1) (iv) (B) of Regulation S-B. Hoogendoorn Vellmer has not reported on financial statements for any periods subsequent to December 31, 2002.

We have provided Hoogendoorn Vellmer with a copy of the above disclosures, and they have stated their agreement with such statements.

Business

General

Ikona Gear International, Inc. ("Ikona" or our "Company") engaged in the development and plans to commercialize its proprietary, patented gear technology (the "Ikona Gearing System"). The Ikona Gearing System utilizes a unique, newly designed, patented tooth shape which enables gears to be much, smaller, lighter, stronger and more energy efficient while allowing the highest single stage reduction ratio, and zero backlash, than any other gear currently available on the market. In high-ratio applications the Ikona Gearing System can replace multiple stage gearing systems with a single stage reduction ratio and is thus can be more cost effective to manufacture. Ikona has received patents for the gear tooth form in the United States, Canada, Germany, France, Italy, Great Britain and Sweden.

Because of the engineering design of the Ikona Gearing System we believe that our marketing plans to emphasize the technical advantages of the Ikona Gearing System by jointly developing vertical, industry-specific applications which focus on the unique high torque and low weight attributes of the Ikona Gearing System, including but not limited to: alternative energy sources such as windmills; robotics and high precision machinery; high torque industrial machinery; and aircraft and military equipment.

We seek to enhance shareholder value and maximize income from our patented technology by licensing product to industrial original equipment manufacturers and Tier 1 suppliers for high volume gearing applications, and by supplying and/or licensing the Ikona Gearing System to industry manufacturing specialists and other strategic partners and suppliers. The Company will also seek to develop further intellectual property and generate royalty income directly and through additional joint-development partnerships.

HISTORY OF THE IKONA GEAR SYSTEM

This highly efficient gear design was originally developed by Ukrainian scientists working in the former USSR for the purpose of reducing the weight of the attack helicopter known as the MIL MI-28 Havoc, a long-range Russian military helicopter. In September 1993, Laith Nosh, our President and founder traveled to Dnepropetrovsk, Ukraine on a trade mission to acquire technology developed by the former military of the USSR. There, Mr. Nosh met with Boris A.Koriakov-Savoysky, Igor V. Aleksahin, and Ivan P. Vlasov, the inventors of the new gear design technology. During 1993, Mr. Nosh collaborated with the Ukrainian inventors and in mid-1994 acquired the rights to the technology from its inventors.

In October 1994, Mr. Nosh introduced the gear technology to Dr. J. R. Colbourne, a Ph.D. in mechanical engineering, gear industry specialist, and professor emeritus at the University of Alberta in Edmonton, Canada. Dr. Colbourne did technical due diligence on the gear design, and then assisted Mr. Nosh with preparing and filing patents for the technology in the USA, Canada and Europe. The patents were filed in August 1994 and issued in the US as patent 5,505,668 in April 1996. The patent was issued in Europe as patent 0770192 in November 1998, and in Canada in September 1999, as patent 2,129,188.

Dr. Colbourne then assisted Mr. Nosh with recruiting gear specialists in 2001, and Ikona Gear International, Inc. was incorporated in August 2001 to carry on the business in the US and Canada. The US patents were originally filed by Ikona Gears Limited, Nicosia, CY (a prior owner of the technology rights), and were transferred by Mr. Nosh to Diversified Sciences Limited (an Alberta corporation) in 1997. Diversified Sciences Limited completed the patents for Europe and Canada, and subsequently transferred the patents to Ikona Gear International, Inc. in August 2001, just after the company was incorporated.

HISTORY OF OUR COMPANY

We were incorporated as Oban Mining Inc. in the State of Nevada on September 20, 2000. We were originally engaged in the acquisition and exploration of mining properties. We concluded our properties were not suitable for development.

In the third quarter of 2003, we entered into a Letter of Intent with Ikona Gear International, Inc. ("Ikona") to enter into a Share Exchange Agreement to effect a merger between us and Ikona. Upon successful conclusion of the merger with Ikona in October 2003 we changed our name to Ikona Gear International, Inc.

We are now focusing on commercializing and further developing Ikona's unique, patented gear technology, the Ikona Gearing System. Today, our Company comprises a series of corporations organized in a multi-tiered arrangement depicted in the following schematic:

Ikona Gear International, Inc. (Nevada)
|	|
Ikona Gear International, Inc. (Nevada)	Ikona Gear Corp. (British Columbia, Canada)

The functions and relationships of these entities to one another can be summarized as follows:

Ikona Gear International, Inc. ("IKGI") is a corporation incorporated in the Nevada and publicly-traded on the OTC market under the ticker symbol IKGI. We are also listed and trading in the Regulated Unofficial Market on the Frankfurt Stock Exchange under the ticker symbol IG2. We are also listed and trading on the Berlin Stock Exchange under the ticker symbol A0BLY1.

IKGI, is based in Vancouver, British Columbia, and is primarily involved in capital formation, investor relations and head office and executive office administration. We have two wholly-owned subsidiaries:

*	Ikona Gear USA, Inc., incorporated in Nevada, is a non-operating entity holding all intellectual property owned by the Ikona group of companies and was formed on August 16, 2001.
*	Ikona Gear Corp., incorporated in British Columbia, Canada, was formed October 31, 2003. This company is currently carrying out the operations of the Ikona group of companies.

ABOUT GEARING TECHNOLOGIES AND THE IKONA GEARING SYSTEM

A gear is a toothed wheel, which is usually round. The purpose of gearing is to transmit motion from one shaft to another. This motion transfer may or may not be uniform and may be accompanied by change in direction, speed and shaft torque (rotational force). A gear reducer is used to reduce and convert the higher turning speed of a motor into power or torque for such diverse items as winches and helicopters. Conversely, a gear speed increaser (speed multiplier) converts a higher torque and lower rotational speed into a higher-speed turning shaft that can be used to turn a power generator for the production of electricity such as in windmills.

In general, gears may be divided into several broad classifications based on the arrangement of the axes and of the gear pair. Examples of these classifications include worm, bevel, helical, parallel shaft, spur and planetary. Planetary gears are generally the most energy efficient class of gears and account for approximately 35% of all gearing applications. The Ikona Gearing System can be broadly classified as a planetary gearing system.

The essence of any gear is its tooth form. Gear teeth are classified as being either involute or non-involute. An involute tooth has a specific geometrical curve. The contacting gear teeth on two separate gear system components (i.e. the internal and external gears) are identical in shape. An involute tooth is constructed such that constant angular velocity (rotation rate) is maintained throughout gear contact. This constant angular velocity is what is known as conjugate action and is a necessary feature for many applications. A non-involute tooth is any tooth form that does not have the specific geometry of an involute tooth form.

There are many forms of non-involute teeth. With the Ikona non-involute tooth form - the contacting gear teeth on two separate components of the gear system are complementary in shape to one another. The pinion teeth have convex profiles, while those of the internal gear are concave, making for favourable gear tooth contact conditions.

The Ikona Gearing System improves significantly upon the shortcomings of the planetary gear (i.e. gear backlash and low ratios of contact between gear teeth), and as a result, the Ikona Gearing System has technical advantages over other types of gear systems presently being used (e.g. worm gears). The Ikona gearing system has generally a higher contact ratio than conventional planetary gears. In addition, the contact ratio increases as the gearing reduction ratio increases. As a result, in high torque applications (with a high gearing reduction ratio) the Ikona gear can maintain several times more teeth in contact than a conventional planetary gear. As a result it is possible to reduce the overall size of the gear and maintain the same strength and reliability of a gear system several times the size of a comparable Ikona Gearing system.

The Ikona Gearing System can result in significant weight reductions in applications where high torque and high gearing reduction ratios are required, for example, in aviation where fuel consumption is directly reduced by weight savings.

ADVANTAGES OF THE IKONA GEARING SYSTEM

The Ikona Gearing System is superior to conventional gearing systems for the following reasons:
*

High tooth contact ratio - in gearing, contact ratio can be thought of as the average number of teeth pairs in contact at any one time. Traditional involute gears may have only 1.77 pairs of teeth in contact at a time. In the Ikona Gearing System, up to 40 or more pairs of teeth can be in contact. With more mating teeth, the Ikona Gearing System is stiffer and stronger than its counterparts. With the inherent strength of the Ikona Gearing System, it is also possible to make gearing systems smaller and lighter. These particular benefits are important for the robotics, automotive and aerospace industries.

*

Low noise level - the Ikona Gearing System is designed to operate with a noise level lower than most gear systems due to the unique meshing features of its teeth and the rolling motion inherent in the gear system design. Low noise levels are important in the aviation and robotics industries.

*

High single stage reduction ratio - reduction ratio is a measurement of the ability of a gear to convert speed from the input, high-speed shaft into power at the output, slow-speed shaft. A single gear stage is comprised of one input shaft and one output shaft. In multi-stage gear systems, the output shaft of one gear system will be the input shaft of the gear system that follows. When a high reduction ratio is required, such as for winches and cranes, which convert enormous torque (i.e. more than 30:1 gear reduction ratios), most gear systems must be designed as multi-stage systems to achieve the high torque required for that application. Every stage added to the system equates to an increase in cost and a decrease in gearbox efficiency (i.e. more friction, bearings and weight in a larger gearbox). The Ikona Gearing System is capable of a single stage reduction ratio of up to 5,000:1, which means higher efficiency and lower cost. This feature is ideal for winches and cranes since they typically require significant amounts of power or torque and therefore a high reduction ratio to lift or pull heavy objects.

*

Cost effectiveness - devices that have more components or high part counts are inherently more expensive due to production and maintenance costs. They also waste a significant amount of energy because of the added number of moving pieces. While doing the work of competitors' multi-stage gear systems in a single stage, the Ikona Gearing system is more cost effective because of its reduced part count.

*

Conjugate system - the Ikona Gearing System is conjugate, meaning that it operates at a constant speed. Conjugate action equates to repeatability, which is an essential characteristic of precise machinery and positioning devices. In applications such as robotics, this feature is a necessity.

*

Zero backlash - backlash can be thought of as the movement of one gear while the mating gear is held stationary. This freedom of movement implies imprecision (e.g. putting a car's transmission into park still allows the vehicle to roll a few inches before reaching a complete stop). With present involute technology, zero backlash is only realized using a gear reducer with very tight tolerances. These tight tolerances are expensive and the result is still not absolutely zero backlash. With the Ikona Gearing System, zero backlash is inherent in the design of the tooth form. Robotics is an ideal application for the Ikona Gearing System due to the necessity of extreme precision.

Intellectual Property, Patents and Licenses

Our technology includes a number of proprietary and patented technologies. We hold patents issued from the United States (5,505,668), Canada (2,129,188), Europe (including France, Great Britain, Germany, Italy and Sweden) (0770192). All intellectual property, including original patents for the Ikona Gearing System, provisional patent applications, design specifications, trade secrets, improvements to the technologies, software, contractual provisions with third parties, were assigned to us according to an acquisition agreement dated August 31, 2001, between Diversified Sciences Limited and Ikona Gear International, Inc. (now Ikona Gear USA, Inc.). We have subsequently ensured that all patents have been duly re-assigned under the name of Ikona Gear USA, Inc.

Although we intend to continue to protect the technology and any improvements to the technology with additional patent applications, no assurance can be given that any patent will be issued or that the scope of any patent protection will exclude competitors or that any patent, if issued, will be held valid if subsequently challenged.

In meetings in March 2004, conducted with Magna Advanced Technologies, we were advised that we had neglected to advise the U.S. Patent Office regarding all material correspondences with the European Patent Office during the application period for the US Patent.

We brought this comment to our patent attorneys and asked that they conduct an independent review of the US Patent and our disclosure requirements vis-à-vis the European search report. In a response from our attorneys dated 2 July 2004, this information was confirmed. In particular, that we had received a patent search report from the European Patent Office on November 23, 1995, that indicated an existing relevant patent (GB, A, 1 101 522 issued on 31 January 1966) which could be interpreted as similar to the Patent we filed with the European Patent Office. As we subsequently convinced the European Patent Office with reasoning as to why our patent was unique and dissimilar to the pre-existing patent GB, A, 1 101 522, we neglected to bring this correspondence to the attention of the US Patent Office.

Regardless of the fact that the correspondence occurred and did not impair our ability to file a European Patent Convention Treaty, it is possible that through a strict interpretation of our responsibilities under US Patent law that management had a responsibility to disclose to the US Patent Office the European search report and its findings, and our subsequent response and our successful conclusion in achieving a European Patent Convention Treaty.

We are currently evaluating the proper course to follow under these circumstances, which could include the filing of a request for reexamination of the US Patent, along with the additional disclosures, in an attempt to make all efforts to rectify any possibility that there has occurred an inadvertent failure to comply with our obligations under US patent law. However, it is possible that in a reexamination application that additional disclosures may not remedy the potential violation. We are seeking a second opinion prior to determining whether a response is required.

It is difficult to forecast the outcome of a reexamination procedure if we requested a reexamination to be filed, and therefore we cannot be assured that the outcome would be favorable to our company.
Jurisdiction/ Title	Patent/Appln No.	Issue Date	Applicant	Assigned To	Expiry Date
USA/ Gear system	5,505,688	April 9, 1996	Ikona Gears Limited (Nicosia, CY)	Ikona Gear USA, Inc.	November 11, 2015
Canada/ Gear system	2,129,188	Sept. 7, 1999	Ikona Gears Limited & Ikona Inc.	Ikona Gear USA, Inc.	July 29, 2014
Europe/ Gear system	0770192	November 11, 1998	Ikona Gears Limited & Ikona Inc.	Ikona Gear USA, Inc.	July 26, 2015

We also intend to rely on a combination of trade secrets, license agreements, non-disclosure and other contractual provisions, and technical measures to establish and protect the proprietary aspects of the Ikona Gearing System. All of our current employees, consultants and advisers have signed non-disclosure agreements. We believe that our intellectual property rights are appropriately protected having regard for the technical complexity of the systems, and the expertise required to design and manufacture gearing systems that are unique to their applications.

Other Intellectual Property

Our Company has registered the domain name www.ikonagear.com.

Limitations of Intellectual Property Protection

The Ikona trademark and domain name play an important role in expanding the awareness of our technology on the Internet and in developing partnerships between those who use the Internet to retrieve information and many providers of products and services available on the Internet. We have applied for Canadian registration of the "Ikona" trademarks and we have registered our domain name in an effort to protect them, our efforts may be inadequate to prevent others from claiming violations of our marks and may be inadequate to protect our use of those names as unique. In addition, trademark protection and the uncertainty surrounding the legal protections of domain names may be unenforceable or limited in other countries, and the global nature of the Internet makes it impossible to control the ultimate destination of our Company's communications. The regulation of web addresses in the United States and in foreign countries is subject to change. As a result, we may not be able to maintain our domain name in the future. Furthermore, the relationship between regulations governing such domain names and the laws protecting trademarks is unsettled.

Competition

Ikona's Gearing system is based on a design similar to the cycloidal drive system, originally developed in Japan and now manufactured by a number of large Japanese companies. We have identified the following five competing companies as those with technology most comparable to the Ikona Gearing System. We believe the Ikona Gearing system is technologically superior to technologies marketed by these companies. However, as these companies have the legacy of lengthy historical operations and well established reputations, it is our challenge to continue to establish Ikona Gear as a company and to prove the importance of the superior technological characteristics of the Ikona Gearing system, including low weight, high strength, zero backlash and reduced friction and wear.

Sumitomo Heavy Industries ("Sumitomo") - Operating since 1888, Sumitomo serves the steel, heavy machinery, ship, bridge manufacturing, automotive, chemical, construction, materials handling, medical, timber, and utility industries. Sumitomo has more than 30 major subsidiaries and affiliates operating in Japan and other Asian countries in addition to the US and Europe. Sumitomo is part of Japan's Sumitomo Group and, while it has a global customer base, Japan and North America account for about 90% of sales. Its mass-produced industry segment (which includes the manufacturing of gears) generated 140 billion yen ($1.1 billion) in 2000.

Sumitomo gear manufacturing, with a 9% share of the global gearing market, may be considered one of Ikona's largest competitors. Its main gear product uses a cycloidal drive system similar to the Ikona Gearing System; however, Sumitomo's technology uses a wave plate and pins (a non-conjugate gear system) as opposed to meshed teeth. As a result, its product performance is inferior when compared to Ikona's system.

SEW-Eurodrive - has focused on the following five technologies: gear reducers, adjustable speed drives, electric motors, brakes, and electronic controls. SEW-Eurodrive has grown during the past 65 years in drive technology, with more than 38,000 employees in 142 countries and sales in excess of DM1.9 billion ($880 million).

Flender USA ("Flender") - has over 9,500 employees located in 15 manufacturing operations with over 70 sales offices worldwide. Each product line and facility is supported by ongoing research, development, the latest in manufacturing techniques, and a rapid transfer of today's technologies to Flender operations throughout the world. Flender offers gear reducer packages with helical or bevel gearing with smooth action and low noise and a maximum reduction ratio of 450:1.

Harmonic Drive Technologies - is a leading manufacturer of precision gearing systems, gearboxes, servo actuators and custom assemblies based on the unique principle of harmonic drive. It is also an importer of heavy-duty precision gear and servo actuator systems based on the cycloidal gear system.

Fairfield Manufacturing Company, Inc. - a manufacturer of custom gears, gear sets and transmission assemblies. Services also include design engineering, heat treating, and testing. Fairfield has over 1,300 employees with a 600,000 square foot manufacturing space.

Research and Development

       We charge research and development expenditures to operations as expended. In the three years ended August 31, 2001, 2002, and 2003, our expenditures on research and development were $nil, $239,748 and $228,467 respectively. In the nine months ended May 31, 2004, our expenditures on research and development were $214,889.

Employees and Consultants

       We have nine full-time employees, and one part time employee

Facilities

       We occupy our executive offices under a three-year lease requiring monthly rent of $4,875. The facilities are adequate for the foreseeable future.

Management

Directors, executive officers and key employees

       Our executive officers, key employees and outside Directors and their respective ages and positions are set forth below:
Name	Age	Position
Laith I. Nosh	56	President, Chief Executive Officer and Director
Dal Brynelsen	57	Executive Vice President and Director
Barrie Freeke	62	Director
Raymond Polman	44	Chief Financial Officer and Director
Simon Anderson	43	Secretary and Director

None of our directors are "independent" within the meaning of the National Association of Securities Dealers, Inc.'s listing standards. For this purpose, a director is deemed to be independent if he does not have a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Laith Nosh, Director, President and Chief Executive Officer
Mr. Nosh has served as a director and our President and CEO since October 2003. Mr. Nosh was a founder of our predecessor company and the current operating subsidiaries, where he worked as President and Chief Executive Officer since inception in August 2001. He has been instrumental in the development, refinement and patenting of the Ikona Gearing System over the last eight years. He has also developed and patented consumer product devices for the construction industry. He received his degree from the University of Alberta in Mechanical Engineering and has over 30 years of experience in engineering, business management and marketing.

Dal Brynelsen, Director, Executive Vice President
Mr. Brynelsen has served as a director and our Executive Vice President since October 2003. From August 2001 until the merger with our company, Mr. Brynelsen worked for our predecessor and the current operating subsidiaries developing the business model, raising funds for the business and being active in business development activities. Mr. Brynelsen is presently, and has been since 1990, the President and CEO of Vangold Resources Ltd. He has been a director of Griffin Mining Ltd. since 2001, and a director of International Silver Ridge Inc. since 2003. From 1999 through 2001, Mr. Brynelsen acted in a corporate finance consulting position with Thomson Kernaghan (a Canadian national brokerage firm). Mr. Brynelsen is a graduate of the University of British Columbia, Vancouver (1972), and has over 25 years of experience sourcing ongoing private and public financing for early stage companies.

Barrie Freeke, P. Eng., Director, Vice President Engineering
Mr. Freeke has served as a director and our Vice President Engineering since October 2003. From March 2001 until the merger with our company, Mr. Freeke served as senior Engineer for our predecessor company. Prior to joining Ikona in March 2001, Mr. Freeke worked in excess of five years with Lantec Industries Inc., and held the position of Chief Engineer with Lantec Industries Inc., a large manufacturer of gear drives and winches. Mr. Freeke is a professional mechanical engineer and a graduate of Bradford University in Mechanical Engineering (Honors) with over 25 years of experience in gear design. Mr. Freeke is a gear designer and much of his work and development can be seen with companies including Timberland Ellicott, Swann Winches (marine winches), Canron, Western Bridge Div., Vanterm Container Cranes (cranes that have been used in Vancouver and San Francisco), and Locheed Petroleum (oilfield equipments).

Raymond L. Polman, B. Sc., CA, Director, Chief Financial Officer
Mr. Polman has served as a director and our Chief Financial Officer since December 2001. From October 1999 to September 2001, Mr. Polman was founder, President and Chief Executive Officer of Oglenet Software Inc., a private start-up company. From October 2001 to November 2003, Mr. Polman consulted to MCSI Consulting Services Inc. From April 2002 to November 2002 Mr. Polman was President and Chief Executive Officer of Nomadic Collaboration International, Inc., an OTC Bulletin Board company. Prior to the past five years, from 1992-95, he managed the finances and administration of a rapid-growth global environmental consultancy. In 1995-1998 as Chief Financial Officer of Nexmedia Technologies Inc., a display advertising software developer, he was responsible for fund raising and regulatory compliance. Mr. Polman has consulted to a number of rapid growth companies in the Vancouver area including fSONA Communications, and has been an associate with the MCSI Consulting Group, a Vancouver, BC-based firm specializing in corporate finance matters, strategic planning and business planning services. From 1985 to 1992, Mr. Polman was with Deloitte & Touche where he specialized in Information Technology Consulting and Audit services, upon completion of his articles in accountancy, audit and taxation. Mr. Polman's academic qualifications include designation as a (Canadian) Chartered Accountant (1990) and a Bachelor of Sciences (Econ) degree from the University of Victoria (1985).

Simon Anderson, CA, CBV, Director
Mr. Anderson has served as one of our director's since October 2003. Mr. Anderson has been a 50% owner and Vice President of MCSI Consulting Services Inc. from 1996 to present, to which he devotes approximately 50% of his time and attention. Mr. Anderson is both a Chartered Accountant and a Chartered Business Valuator and from 1994 to 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. From August 1999 to March 2000 he was Treasurer of MC2 Learning Systems, Inc. From August 1999 until March 2004 he was CFO of XML Global Technologies, Inc., and from August 1999 until June 2004 he was a director of that company. Since February 2004 he has been CFO of Shep Technologies Inc. and since May 2004 he has been CFO of Buffalo Gold Ltd.  Since July 2004, Mr. Anderson has been a director of Sinovac Biotech Co, Litd.  Mr. Anderson received a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia in May 1983 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. He has also been a member of the Canadian Institute of Charter Business Valuators since 1990.

Except as indicated above, during the last five years none of our directors or officers have:
a.

had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b.	been convicted in a criminal proceeding or subject to a pending criminal proceeding;
c.

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

d.

been found by a court of competent jurisdiction in a civil action, the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

2003 Equity Incentive Plan

       On October 28, 2003, the Board of Directors authorized and our stockholders approved, the 2003 Equity Incentive Plan for our officers, directors and other employees, plus outside consultants and advisors. Under the Equity Incentive Plan, our employees, outside consultants and advisors may receive awards of non-qualified options and incentive options, stock appreciation rights or restricted stock. A maximum of 4,400,000 shares of our common stock are subject to the Equity Incentive Plan. As of the date of this Prospectus, no stock appreciation rights or restricted stock has been granted under the Equity Incentive Plan, and options to purchase 1,997,000 shares of our common stock have been granted. To date no options have been exercised. The purpose of the Equity Incentive Plan is to provide employees, including our officers and employee directors, and non-employee consultants and advisors, with an increased incentive to make significant and extraordinary contributions to our long-term performance and growth, to join their interests with the interests of our shareholders, and to facilitate attracting and retaining employees of exceptional ability.

       Currently under the Plan we have issued 1,997,000 options of which 1,997,000 which remain unexercised. The options have a weighted average exercise price of $1.01 per share. The stock that we may issue under our Equity Incentive Plan shall not exceed 4,400,000 shares of Common Stock (determined without giving effect to any stock split) but we may reclaim stock and re-issue terminated options. The exercise price of each Incentive Stock Option shall be not less than 100% of the Fair Market Value and such options may not be transferable. The exercise price of each Non-statutory stock option shall be not less than 100% of the Fair Market value. The total number of shares of stock subject to an Option may, but need not, be allotted in periodic installments at the discretion of the Board of Directors or the Compensation Committee. Options terminate on the earliest of (i) the date three months after termination, (ii) seven years from the date of grant, or (iii) an earlier date as previously agreed upon the by the Board of Directors or the Compensation Committee.

       The Equity Incentive Plan may be administered by the Board, or in the Board's sole discretion by the Compensation Committee of the Board or such other committee as may be specified by the Board to perform the functions and duties of the Committee under the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the Committee and the Board shall determine, from those eligible to be participants in the Plan, the persons to be granted stock options, stock appreciation rights and restricted stock, the amount of stock or rights to be optioned or granted to each such person, and the terms and conditions of any stock option, stock appreciation rights and restricted stock.

Director compensation

       Under our Equity Incentive Plan, each of our current directors received an option grant to purchase shares of our common stock. Directors generally receive options to purchase 100,000 shares of our common stock for serving on the board and further options to purchase 15,000 shares of our common stock for each committee on which they serve. Directors who are also officers of our company generally receive an option to purchase an additional 150,000 shares of our common stock. Directors who are employees of our company may be granted a further "dollar-weighted" option to acquire common stock when first employed by our company, whereby they receive an option to acquire one share of common stock per dollar of salary that they earn on an annualized basis. We may grant additional options to other directors commensurate with their roles and other subjective assessments of the compensation committee. We plan to make annual grants of options to purchase 25,000 shares of our common stock to directors who continue to serve, based on their anniversary date. Options are priced based on a 100% of their market value on the date of the grant.

       In a grant on December 1, 2003, Mr. Polman, our chief financial officer and a director, was granted an option to purchase 341,000 shares of common stock at a purchase price per share of $0.60. Of the option grant, 250,000 of these shares relate to his services as a director and officer and vested upon issuance, and a further 91,000 shares were issued "dollar weighted" commensurate with his employment, subject to monthly vesting over a period of twenty-four months.

       In a grant on June 28, 2004, Mr. Nosh was granted an option to purchase 550,000 shares of common stock at a purchase price of $1.10 of which 250,000 relate to his services as a director and officer and vested upon issuance. The remaining 300,000 shares relate to his employment and vest on a quarterly basis over a two-year period. Vesting of these options is contingent on Mr. Nosh being employed as contemplated and on his continued employment. The number of options granted to Mr. Nosh reflects his role as a founder of our company.

       In a grant on June 28, 2004, Mr. Brynelsen was granted an option to purchase 400,000 shares of common stock at a purchase price of $1.10 of which 250,000 relate to his services as a director and vested upon issuance. The remaining 150,000 options relate to his employment and vest on a quarterly basis over a two-year period. Vesting of these options is contingent on Mr. Brynelsen being employed as contemplated and on his continued employment. The number of options granted to Mr. Brynelsen reflects his role as a founder of our company.

       In a grant on June 28, 2004, Mr. Freeke was granted an option to purchase 220,000 shares of common stock at a purchase price of $1.10 of which 100,000 relate to his services as a director and vested upon issuance. The remaining 120,000 options are "dollar weighted" and relate to his employment as Chief Engineer and vest on a quarterly basis over a two-year period. Vesting of these options is contingent on Mr. Freeke being employed as contemplated and on his continued employment. The number of options granted to Mr. Freeke reflects his close ties to the gearing industry, which is where we are focusing our efforts.

       In a grant on June 28, 2004, Mr. Anderson was granted an option to purchase 115,000 shares of common stock at a purchase price of $1.10 of which 100,000 relate to his services as a director and vested upon issuance. The remaining 15,000 options relate to his role serving on the audit committee and vested upon issuance.

Executive Compensation

The following table and discussions summarizes all plan and non-plan compensation earned by or paid to our chief executive officer and chief financial officer for our last two completed fiscal years. No other executive officer received total annual salary and bonus of at least $100,000 during those periods.

TABLE 1
SUMMARY COMPENSATION TABLE
					Long Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Options/ SARs(#)	LTIP Payouts ($)	All Other Compensa- tion ($)
Richard Achron, past President & CEO	2003	-0-	-0-	-0-(1)	-0-	-0-	-0-	-0-
Richard Achron, past President & CEO	2002	-0-	-0-	-0-(1)	-0-	-0-	-0-	-0-

(1) Mr. Achron was our sole employee prior to the acquisition of Ikona Gear International, Inc. on October 27, 2003. Mr. Achron received no compensation for his services. Mr. Achron resigned as President and Chief Executive Officer on October 30, 2003, upon completion of the acquisition of Ikona Gear International, Inc. Mr. Achron resigned as director on January 22, 2004.

None of the current executive officers were either employed or served in an executive or employment capacity with the company prior assuming their duties for Ikona on October 28, 2003, subsequent to the last fiscal year of Ikona Gear. Upon acquiring Ikona Gear International, Inc., we adopted the fiscal year end of Ikona, being August 31, 2003. Prior to acquiring Ikona, our prior fiscal year end was December 31, 2002.

No executive officer will receive perquisites and other personal benefits which, in the aggregate, exceed the lesser of either $50,000 or 10% of the total of annual salary and bonus paid during the fiscal year.

No options were granted during the last completed fiscal year to any of the named executive officers.

No options were exercised during the year ended August 31, 2003, and there were no unexercised options held by executive officers.

Employment agreements

As part of the merger agreement with our predecessor company, we assumed a consulting services agreement with Mr. Laith I. Nosh, our President and Chief Executive Officer, dated November 1, 2002. The agreement continues until Mr. Nosh provides six months' notice or termination. Mr. Nosh is to receive $90,000 per annum or $7,500 per month and the salary is to be approved by the Board on November 1 of each year. There is no commitment to increase Mr. Nosh's salary, but his salary is subject to upward review only. We also provide to Mr. Nosh a car allowance of C$1,150 ($863) per month. While we have no obligation to provide for Mr. Nosh's retirement savings, we have agreed in his employment contract to contribute to a retirement savings plan at such time as the board of directors approves such a plan for the Company.

As part of the merger agreement with our predecessor company, we assumed a consulting agreement with 110980 Investments Ltd., for the services of Mr. Dal Brynelsen, our Executive Vice President, dated March 1, 2003, which continues for a term of one year. The agreement has been renewed and renews automatically on an annual basis until terminated with a 60-day notice requirement. Mr. Brynelsen is to receive $90,000 per year. Mr. Brynelsen is also eligible to receive stock options.

Our consulting agreement with Raymond L. Polman, our Chief Financial Officer and one of our directors, is dated December 1, 2003. The agreement continues until we give three months' notice of termination to Mr. Polman. Mr. Polman is to receive $90,000 per year. There is no commitment to increase Mr. Polman's salary, but his salary is subject to upward review only.

Indemnification and Limitation on Liability of Directors

       Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by Nevada law, any director, officer, employee or agent of the corporation against any and all expenses or liability reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party by reason of his being or having been a director, officer, employee or agent of the Corporation. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Enforceability of Civil Liability

        Most of our of directors and executive officers are residents of Canada and a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us or such directors and officers, or any experts named in this prospectus located outside the United States, or to realize against them upon judgments of courts of the United States predicated upon the civil liabilities of our directors or officers, or any experts named in this prospectus located outside the United States, under U.S. federal securities laws or securities or blue sky laws of any state within the United States. We believe that a judgment of a U.S. court predicated solely upon the civil liability under the Securities Act and/or the Exchange Act would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We cannot assure you that this will be the case. There is substantial doubt, however, whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Certain Relationships and Related Transactions

       Diversified Sciences Limited., a consulting firm that is 100% owned by our Chief Executive Officer, provides services to us including the services of Laith I. Nosh as President & CEO and in developing and executing our business plan. Total payments to Diversified Sciences Limited in the period September 1, 2002 to August 31, 2003 were $77,850, all of which was payment for Mr. Nosh's services.

       Ikona Gear (Canada) Inc. an engineering firm that is 100% owned by our Chief Executive Officer, provided engineering services to us including the services of Barrie Freeke, our most senior engineering resource. Total payments to Ikona Gear (Canada) Inc in the period September 1, 2002 to August 31, 2003 were $235,155. Effective November 1, 2003, all of the functions of Ikona Gear (Canada) Inc. were assumed by Ikona Gear Corp., a new British Columbia incorporated company and wholly-owned subsidiary of our company. We have not been invoiced by Ikona Gear (Canada) Inc. since October 31, 2003.

       110980 Investments Ltd., a consulting firm that is 100% owned by the spouse of our Executive Vice President, provides services to us, including the services of Mr. Dal Brynelsen, as Executive Vice President. Total payments to 110980 Investments Ltd. in the period September 1, 2002, to August 31, 2003 were $60,959, all of which was payment for Mr. Brynelsen's services.

Security Ownership of Management and Principal Stockholders

       The following table sets forth information with respect to beneficial ownership of our common stock by:
*	each person who beneficially owns more than 5% of the common stock;
*	each of our executive officers named in the Management section;
*	each of our Directors; and
*	all executive officers and Directors as a group.

The table shows the number of shares owned as of July 31, 2004 and the percentage of outstanding common stock owned as of July 31, 2004. Each person has sole voting and investment power with respect to the shares shown, except as noted.
Name and Address of Beneficial Owner	Number of Shares Of Common Stock Beneficially Owned (1)	Percentage of Outstanding Shares Owned Current (as of 7/31/2004) (2)
Laith Nosh 1041 Millstream Road West Vancouver, BC Canada V7S2C6	6,550,000(3)	27.2%
Mr. Dal Brynelsen 5825 San Soucie Road, RR 1, S11 Halfmoon Bay, BC Canada	1,993,416(4)	8.3%
Raymond Polman 2492 West 45th Avenue Vancouver, BC V6M 2J8 Canada	341,000(5)	1.4%
Barrie Freeke 24343 61 Avenue, Langley, BC Canada V2Y 2G2	495,000(6)	2.1%
Mr. Simon Anderson 609 Granville Street, Suite 880, Vancouver, BC, Canada, V7Y 1G5	490,000(7)	2.0%
All Officers and Directors as a Group (5 persons)	9,869,416	41.0%

________________
(1)

Beneficial ownership is based on information provided to us, and the beneficial owner has no obligation to inform us of or otherwise report any changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

The percentages shown are calculated based upon 24,090,325 shares of common stock outstanding on July 31, 2004. In calculating the percentage of ownership, unless as otherwise indicated, all shares of common stock that the identified person or group had the right to acquire within 60 days of the date of this Prospectus upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

(3)

Mr. Nosh is a director and our President and Chief Executive Officer. Of the 6,550,000 shares, 3,250,000 are held directly by Mr. Nosh; an aggregate of 2,725,000 shares are held by Diversified Sciences Limited, a controlled corporation of Mr. Nosh; and an aggregate of 25,000 shares are held of record by Ikona Gear Technologies, Inc., also a controlled corporation of Mr. Nosh. This includes 550,000 shares of common stock that are subject to an option. Of the shares subject to an option, 250,000 are fully vested and could be purchased within 60 days from prospectus date.

(4)

Mr. Brynelsen would be deemed the beneficial owner of an aggregate of 1,993,416 shares of our common stock. Of those shares, 900,000 are held directly by Mr. Brynelsen; and an aggregate of 693,416 shares are held by Mr. Brynelsen's spouse Ms. Denise Broderick. This includes 400,000 shares of common stock that are subject to an option. Of the shares subject to an option, 250,000 are fully vested and could be purchased within 60 days from prospectus date.

(5)

Mr. Polman is a director and Chief Financial Officer. This represents shares of common stock that are subject to option. An option to purchase 100,000 shares is fully vested and may be exercised in whole or in part at any time before December 1, 2010. An option to purchase up to 241,000 is subject to monthly vesting provisions between December 1, 2003 and December 1, 2005. Of the shares subject to an option, 170,292 are fully vested and could be purchased within 60 days from prospectus date

(6)

Mr. Freeke is a director. Includes 275,000 shares of common stock owned directly by Mr. Freeke, and 220,000 shares of common stock that are subject to an option. Of the 220,000 shares subject to an option, 100,000 are fully vested and may be exercised in whole or in part at any time before October 8, 2008, and 120,000 of the options are subject to vesting provisions on a quarterly basis between June 28, 2004 and June 28, 2006. Of the shares subject to an option, 100,000 are fully vested and could be purchased within 60 days from prospectus date.

(7)

Mr. Anderson is a director and Secretary. Represents 115,000 shares of common stock that are subject to an option, and 375,000 shares beneficially owned by Mr. Anderson through MCSI Capital Corp. in which Mr. Anderson is a 50% partner. All of the options may be exercised in whole or in part within 60 days from prospectus date.

Selling Securityholders

       The Selling Securityholders are offering to sell 2,530,493 shares of our common stock. None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted.

       Of the securities being offered:
*	85,800 related to shares of common stock exchanged in October 2003 for shares of Ikona Gear USA, Inc. (previously Ikona Gear International, Inc.).
*	620,667 related to 620,667 units sold in February 2004 for $0.75 per unit, comprising 620,667 shares and 310,332 warrants to purchase stock at $3.00 per share exercisable until February 28, 2005;
*	1,354,933 related to 1,354,933 units sold in March 2004 for $0.75 per unit, comprising 1,354,933 shares and 677,469 warrants to purchase stock at $3.00 per share exercisable until March 29, 2005;
*	462,427 related to 462,427 units sold in April 2004 for $0.75 per unit, comprising 462,427 shares and 231,215 warrants to purchase stock at $3.00 per share exercisable until April 30, 2005;
*	6,666 related to 6,666 units sold in July 2004 for $0.75 per unit, comprising 6,666 shares and 3,333 warrants to purchase stock at $3.00 per share exercisable until July 31, 2005.

       The following table lists the Selling Securityholders eligible to sell shares of common stock under this Prospectus, the number of shares beneficially owned by each Selling Securityholder prior to this offering, and the maximum number of shares each Selling Securityholder may sell under this Prospectus. We will not receive any of the proceeds from the sale of our common stock by the Selling Securityholders. The number of shares owned by each Selling Securityholder after the offering will depend upon the number of shares actually sold by each Selling Securityholder.
	Number of Shares Beneficially Owned Prior to Offering(1)(2)	Maximum Number of Shares to be Sold in Offering	Number of Shares Beneficially Owned after Offering	Percent(3)
Joe Tassone	66,667	66,667	-0-	0.3%
Jim Watson	33,333	33,333	-0-	0.1%
Daniel Morissey	34,000	34,000	-0-	0.1%
Bill Russell	30,000	30,000	-0-	0.1%
Dyan Matheson	8,000	8,000	-0-	0.0%
Michael Syer-Postance	32,000	32,000	-0-	0.1%
John Quick	40,000	40,000	-0-	0.2%
Karen Romans	40,000	40,000	-0-	0.2%
Bank Sal Oppenheim	20,000	20,000	-0-	0.1%
Larry Blatt	32,000	32,000	-0-	0.1%
Dave Cunningham	40,000	40,000	-0-	0.2%
Lynn Hale	20,000	20,000	-0-	0.1%
Gary Black	10,000	10,000	-0-	0.0%
Daryl Pollock	14,000	14,000	-0-	0.1%
Kerry D. Smith	10,000	10,000	-0-	0.0%
Scott Alexander McKay	10,667	10,667	-0-	0.0%
Troy A. Currall	10,000	10,000	-0-	0.0%
Christopher E. Kettles	10,000	10,000	-0-	0.0%
Andrew Hanson	10,000	10,000	-0-	0.0%
Robol Management & Consulting	10,000	10,000	-0-	0.0%
Peter Mattson	10,000	10,000	-0-	0.0%
Patricia Rowntree	10,000	10,000	-0-	0.0%
Michael B. Caton	10,000	10,000	-0-	0.0%
Colleen Schwab	10,000	10,000	-0-	0.0%
Dave Kay	20,000	20,000	-0-	0.1%
Andrea Lynn Armitage	10,000	10,000	-0-	0.0%
Alan N. Debou	10,000	10,000	-0-	0.0%
James E. Reininger	50,000	50,000	-0-	0.2%
Jeff Morgan	10,000	10,000	-0-	0.0%
Bruno Fischer	666,667	666,667	-0-	2.8%
1380130 Ontario Inc.	20,000	20,000	-0-	0.1%
Explorado Resource Management Ltd.	13,333	13,333	-0-	0.1%
Karen Lewis-Caron	10,000	10,000	-0-	0.0%
Alecia Lewis	16,000	16,000	-0-	0.1%
Jeffrey C. Lewis	13,333	13,333	-0-	0.1%
Suzanne Marie Lewis	9,333	9,333	-0-	0.0%
Irene Church	6,667	6,667	-0-	0.0%
Heather Del Debio	10,000	10,000	-0-	0.0%
Suzanne Lewis	3,333	3,333	-0-	0.0%
Leslie-Anne Lewis	13,333	13,333	-0-	0.1%
Christoph Bruening	20,000	20,000	-0-	0.1%
Ms. Daralyn Hodgetts	12,267	12,267	-0-	0.1%
Ray Kindiak	26,667	26,667	-0-	0.1%
1278603 ON Inc.	60,000	60,000	-0-	0.2%
Katherine Mary Wolters	10,000	10,000	-0-	0.0%
Aton Ventures Fund Limited	133,000	133,000	-0-	0.6%
Middlemarch Partners Limited	30,000	30,000	-0-	0.1%
702229 Alberta Ltd.	20,000	20,000	-0-	0.1%
Patricia Ewanchuck	133,333	133,333	-0-	0.6%
John Cerka	33,333	33,333	-0-	0.1%
William Hume	10,000	10,000	-0-	0.0%
Abla Al Kassab	26,667	26,667	-0-	0.1%
Nahla Mahmood	26,667	26,667	-0-	0.1%
Grace O'Malley's	30,000	30,000	-0-	0.1%
Rob Plaunt	1,000	1,000	-0-	0.0%
Garrett Herman	66,667	66,667	-0-	0.3%
Loewen Ondaatje McCutcheon	66,667	66,667	-0-	0.3%
Tom Charron	14,047	14,047	-0-	0.1%
Penny Brownrigg	26,667	26,667	-0-	0.1%
Julia Stierli	33,333	33,333	-0-	0.1%
Graham Mark Collister	7,500	7,500	-0-	0.0%
Bruno Fischer	133,333	133,333	-0-	0.6%
Zheng Hao Qiu	50,000	50,000	-0-	0.2%
Middlemarch Partners Limited	40,880	40,880	-0-	0.2%
Cindy Sorochan	23,333	23,333	-0-	0.1%
Mark McDonald	85,800	85,800	-0-	0.4%
Maria McDonald	6,666	6,666	-0-	0.0%
	2,530,493	2,530,493	-0-	10.5%

___________________
(1)

The number of shares indicated includes shares acquired directly from us by the Selling Securityholders and do not include shares which are issuable upon the exercise of warrants held by the Selling Securityholders.

(2)

Beneficial ownership is based on information provided to us, and the beneficial owner has no obligation to inform us of or otherwise report any changes in beneficial ownership. Except as indicated, and subject to community property laws when applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

The percentages shown are calculated based upon 24,090,325shares of common stock outstanding on July 31, 2004. In calculating the percentage of ownership, unless as otherwise indicated, all shares of common stock that the identified person or group had the right to acquire within 60 days of the date of this prospectus upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person.

       We will pay all expenses to register the shares, except that the Selling Securityholders will pay any underwriting and brokerage discounts, fees and commissions, specified attorneys' fees and other expenses to the extent applicable to them.

       We have agreed to indemnify the Selling Securityholders and certain affiliated parties against specified liabilities, including liabilities under the Securities Act, as amended, in connection with this offering. The Selling Securityholders have agreed to indemnify us and our directors and officers, as well as any persons controlling our Company, against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors or officers, or persons controlling our Company, we have been advised that in the opinion of the SEC this kind of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Use of Proceeds

       We will not receive any proceeds when Selling Securityholders sell shares of common stock under this Prospectus. We have previously received proceeds from the sale of the common stock. We are registering this stock because we committed to do so at the time we sold the underlying units.

Plan of Distribution

       This Prospectus covers the sale of shares of common stock by the Selling Securityholders of shares of our common stock which they have already purchased from us. We are not registering the resale of the warrants by the Selling Securityholders.

       Selling Securityholders may sell their shares of common stock either directly or through a broker-dealer or other agent at prices related to prevailing market prices or negotiated prices, in one or more of the following kinds of transactions:
*	A block trade in which a broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
*	Purchases by a broker or dealer as principal and resale by a broker or dealer for its account.
*	Ordinary brokerage transactions and transactions in which a broker solicits a buyer.
*	In privately negotiated transactions not involving a broker or dealer.
*	Transactions in the over-the-counter market;
*	Transactions on a stock exchange that lists our common stock, or transactions negotiated between Selling Securityholders and purchasers, or otherwise.

       Broker-dealers or agents may purchase shares directly from a Selling Securityholder or sell shares to someone else on behalf of a Selling Securityholder. Broker-dealers may charge commissions to both Selling Securityholders selling common stock, and purchasers buying shares sold by a Selling Securityholder. If a broker buys shares directly from a Selling Securityholder, the broker may resell the shares through another broker, and the other broker may receive compensation from the Selling Securityholder for the resale.

       To the extent required by laws, regulations or agreements we have made, we will use our best efforts to file a Prospectus supplement during the time the Selling Securityholders are offering or selling shares covered by this Prospectus in order to add or correct important information about the plan of distribution for the shares.

       In addition to any other applicable laws or regulations, Selling Securityholders must comply with regulations relating to distributions by Selling Securityholders, including Regulation M under the Securities Exchange Act of 1934, as amended. Regulation M prohibits Selling Securityholders from offering to purchase or purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this Prospectus.

       Some states may require that registration, exemption from registration or notification requirements be met before Selling Shareholders may sell their common stock. Some states may also require Selling Securityholders to sell their common stock only through broker-dealers.

Description of Securities

Common stock

       We are authorized to issue 100,000,000 shares of common stock, with par value of $0.00001. Except as otherwise expressly provided by law, the common stock have voting rights on all matters requiring a vote of stockholders, voting together with the holders of preferred stock, as one class. Each share of common stock issued and outstanding shall be identical in all respects, and no dividends shall be paid on any shares of common stock unless the same is paid on all shares of common stock outstanding at the time of such payment.

       There are no limitations under the laws of the State of Nevada, in the charter, or any other constituent documents of our Company on the right of foreigners to hold or vote our shares. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds C$5 million. Also, certain transactions are specifically exempted from review.

       There is no cumulative voting with respect to the election of Directors, with the result that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors. The holders of common stock are entitled to receive dividends if declared by the Board of Directors out of funds legally available for them. Generally, cash dividends paid by Canadian corporations to non-resident stockholders are subject to a withholding tax of 25 percent. However, pursuant to Article X[2] of the Canada-United States tax treaty, dividends paid to a resident are only subject to a 15 percent withholding tax. Further, if the United States resident is a company which owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 5 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 10 percent withholding tax pursuant to Article XI[2] of the Canada-United States tax treaty.

       In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Warrants

       We have outstanding warrants exercisable to purchase up to 1,222,349 shares of our common stock at a weighted average exercise price of $3.00 per share. Holders of the Warrants do not possess any rights as stockholders of the Company. Holders of the Warrants have no voting, preemptive, liquidation or other rights of shareholders, and no dividends will be paid on the Warrants or the shares underlying the Warrants. In the event of our liquidation, dissolution or winding up, the holders of the Warrants will not be entitled to participate in the distribution of our assets. The principal terms of the outstanding warrants are:
Number	Exercise Price	Expiry Date
310,332	$3.00	February 28, 2005
677,469	$3.00	March 29, 2005
231,215	$3.00	April 30, 2005
3,333	$3.00	July 31, 2005
1,222,349

Transfer agent

       Our transfer agent is Signature Stock Transfer, One Preston Park, 2301 Ohio Drive - Suite 100, Plano, Texas, USA, 75093. Their telephone numbers are 972-612-4120 (voice), 972-612-4122 (fax).

Reports to shareholders

       We intend to furnish annual reports to shareholders which will include audited financial statements reported on by our certified public accountants. In addition, we may issue unaudited quarterly or other interim reports to shareholders as we deem appropriate. We will comply with the periodic reporting requirements imposed by the Securities Exchange Act of 1934.

Legal Matters

       The validity of the issuance of the common stock offered hereby will be passed upon for us by Clifford L. Neuman, P.C. of Boulder, Colorado.

Experts

Our consolidated financial statements for the years ended August 31, 2003 and 2002 have been included herein in reliance on the report of Dohan and Company, CPA's, P.A. independent certified public accountants, appearing elsewhere herein, given upon the authority of that firm as experts in auditing and accounting.

Additional Information

       We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission's Public Reference Room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's Website at http://www.sec.gov.

       We have filed with the Commission a Registration Statement on Form SB-2 to register the shares of our common stock and common stock warrants to be sold by the Selling Securityholders and issued pursuant to the exercise of the warrants. This Prospectus is part of that Registration Statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the Registration Statement. For further information about us or our common stock, you may refer to the Registration Statement and to the exhibits filed as part of the Registration Statement. You can review a copy of the Registration Statement and its exhibits at the public reference rooms maintained by the Commission and on the Commission's Website as described above.

Ikona Gear International, Inc. and Subsidiaries

Financial Statements

Ikona Gear International, Inc.
(A Development Stage Company)

Consolidated Financial Statements

May 31, 2004

Consolidated Balance Sheet

(Unaudited)
May 31, 2004
ASSETS
Current:
Cash	$ 1,370,776
Notes receivable (Note 4)	12,625
Accounts receivable	18,257
Prepaid expenses	13,974
Advances to related party (Note 7)	12,480
Deferred taxes, net of valuation allowance of $458,400	-
Total current assets	1,428,112

Property and equipment (Note 5)	41,513

Patents and trademark rights (Note 6)	187,162
Total assets	$ 1,656,787

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 41,785
Due to related parties (Note 7)	19,818
Total current liabilities	61,603

Stockholders' equity
Common stock (Note 8)
Authorized
100,000,000 common shares, each with par value of $0.00001
Issued and outstanding
24,083,659 common shares	241
Additional paid-in capital	2,943,196
Accumulated deficit during the development stage	(1,348,253)
Total stockholders' equity	1,595,184
Total liabilities and stockholders' equity	$ 1,656,787

Consolidated Statements of Operations
(Unaudited)
	Cumulative Amounts From Inception (August 16, 2001 to May 31, 2004)	Three Months Ended May 31,		Nine Months Ended May 31,
		2004	2003	2004	2003
REVENUES
Engineering services	$ 158,413	$ 33,645	$ -	$ 114,106	$ -

EXPENSES
Amortization and depreciation	49,781	8,017	4,126	16,767	12,380
Business development	283,624	55,288	17,167	163,980	38,842
Corporate finance	130,091	22,324	18,647	50,338	45,303
General and administrative	89,191	24,424	14,674	58,931	23,466
General consulting	13,122	-	9,540	-	9,540
Investor relations (Note 9)	61,143	9,135	-	61,143	-
Listing and filing fees	10,393	6,435	-	10,393	-
Professional fees	93,407	19,124	2,971	87,907	5,126
Research and development	683,104	69,456	61,375	214,889	128,021
Travel and related	92,810	38,954	-	67,268	-
	(1,506,666)	(253,157)	(128,500)	(731,616)	(262,678)
Net loss before income taxes	(1,348,253)	(219,512)	(128,500)	(617,510)	(262,678)
Income taxes	-	-	-	-	-
Net loss for the period	$(1,348,253)	$ (219,512)	$ (128,500)	$ (617,510)	$ (262,678)

Basic and diluted net loss per share		$ (0.01)	$ (0.01)	$ (0.03)	$ (0.02)

Weighted average number of common shares outstanding		23,743,684	13,887,593	22,814,079	13,858,383

Consolidated Statement of Stockholders' Equity (Deficiency)
(Unaudited)

	Common Stock			Accumulated Deficit During the Development Stage
	Number of Shares	Amount	Additional Paid-in Capital		Total
Balance at August 16, 2001 (inception)	-	$ -	$ -	$ -	$ -
Net loss for the period	-	-	-	(5)	(5)
Balance at August 31, 2001	-	-	-	(5)	(5)

Issuance of common shares on acquisition of patents at $0.04 per share, September 2001	2,725,000	27	108,893	-	109,000
Issuance of common shares on acquisition of trademark at $0.04 per share, September 2001	25,000	-	1,000	-	1,000
Issuance of common shares to founders at $0.00001 per share, October 2001	8,713,416	87	(17)	-	70
Issuance of common shares for cash at $0.20 per share, November 2001	263,665	3	52,730	-	52,733
Issuance of common shares for cash at $0.20 per share, February 2002	1,286,335	13	257,253	-	257,266
Issuance of common shares for cash at $0.20 per share, May 2002	393,750	4	78,746	-	78,750
Net loss for the year	-	-	-	(361,435)	(361,435)
Balance at August 31, 2002	13,407,166	134	498,685	(361,440)	137,379

Issuance of common shares for cash at $0.20 per share, November 2002	336,250	3	67,247	-	67,250
Issuance of common shares for corporate finance fees at $0.20 per share, November 2002	85,800	1	17,159	-	17,160
Issuance of common shares for cash at $0.20 per share, January 2003	175,000	2	34,998	-	35,000
Issuance of common shares for cash at $0.20 per share, May 2003	175,000	2	34,998 0	-	35,000
Issuance of common shares for corporate finance fees at $0.20 per share, May 2003	67,625	1	13,524	-	13,525
Issuance of common shares for cash at $0.20 per share, July 2003	526,792	5	105,353	-	105,358
Issuance of common shares for corporate finance fees at $0.20 per share, July 2003	7,500	-	1,500	-	1,500
Issuance of common shares for cash at $0.40 per share, August 2003	251,250	2	100,498	-	100,500
Issuance of common shares for corporate finance fees at $0.40 per share, August 2003	9,250	1	3,699	-	3,700
Net loss for the year	-	-	-	(369,303)	(369,303)
Balance at August 31, 2003	15,041,633	$ 151	$ 877,661	$ (730,743)	$ 147,069

Recapitalization, October 2003	6,814,000	$ 68	$ 154,932	$ -	$ 155,000
Shares cancelled, January 2004	(500,000)	(5)	5	-	-
Issuance of common shares for cash at $0.50 per share, January 2004	290,000	3	144,997	-	145,000
Issuance of common shares for cash at $0.75 per share (gross proceeds $465,500, net of issuance costs of $29,225), February 2004	620,666	6	436,269	-	436,275
Issuance of common shares for cash at $0.75 per share (gross proceeds $1,016,201, net of issuance costs of $51,275), March 2004	1,354,933	14	964,912	-	964,926
Issuance of common shares for cash at $0.75 per share (gross proceeds $346,822, net of issuance costs of $7,000), April 2004	462,427	4	339,818	-	339,822
Non-cash compensation expense	-	-	24,602	-	24,602
Net loss for the period	-	-	-	(617,510)	(617,510)
Balance at May 31, 2004	24,083,659	$ 241	$ 2,943,196	$(1,348,253)	$ 1,595,184

Consolidated Statements of Cash Flows
(Unaudited)
	Cumulative Amounts From Inception (August 16, 2001 to May 31, 2004	Nine Months Ended May 31,
		2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (1,348,253)	$ (617,510)	$ (262,678)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization and depreciation	49,781	16,767	12,380
Investor relations fees paid by stock options	24,602	24,602	-
Consulting fees paid by common stock	35,885	-	-
Change in operating assets and liabilities:
Accounts receivable	(18,257)	(18,257)	-
Prepaid expenses	(13,974)	(11,974)	-
Advances to related party	7,338	35,805	40,570
Accounts payable	41,785	41,785	-

Cash used in operating activities	(1,221,093)	(528,782)	(209,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances received from the Company prior to recapitalization	155,000	155,000	-
Due to related parties	(121,100)	(83,710)	(4,118)
Issuance of common stock	2,605,325	1,873,398	221,937

Cash provided by financing activities	2,639,225	1,944,688	217,819

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment acquired	(47,356)	(47,356)	-

Cash used in investing activities	(47,356)	(47,356)	-

Net increase in cash	1,370,776	1,368,550	8,091
Cash at beginning of period	-	2,226	3,709

CASH AT END OF PERIOD	$ 1,370,776	$ 1,370,776	$ 11,800

CASH PAID FOR:
Interest	-	-	-
Income taxes	-	-	-

Note 1 - The Company and Nature of Operations

Ikona Gear International, Inc. (previously Oban Mining, Inc.) (the "Company") was incorporated in the State of Nevada on September 20, 2000. The Company is in business to develop and commercialize a unique, patented gearing technology. The Company is commercializing its patented technology in applications it establishes through developing joint ventures and entering into licensing agreements with strategic partners in vertical industrial markets. The Company is considered to be a development stage company as it has not generated significant revenues from operations.

Effective October 30, 2003, the Company consummated an Agreement and Plan of Reorganization (the "Agreement") pursuant to which it acquired 100% of the issued and outstanding shares of common stock of Ikona Gear USA, Inc. (formerly Ikona Gear International, Inc.)("Ikona USA"). Under the terms of the Agreement, the shareholders of Ikona USA received, pro rata, an aggregate of 15,041,633 shares of common stock of the Company in exchange for 100% of the outstanding shares of Ikona USA. A principal shareholder of the Company surrendered for cancellation 14,500,000 shares of common stock, which resulted in the Ikona USA shareholders acquiring shares representing approximately 70% of the total issued and outstanding shares of the Company. As a result, the transaction was accounted for as a recapitalization of Ikona USA.

The unaudited consolidated statements of operations, stockholders' equity (deficiency) and cash flows of the Company prior to October 30, 2003 are those of Ikona USA. The Company's consolidated date of incorporation is considered to be August 16, 2001, the date of inception of Ikona USA. Following the acquisition, the Company changed its name from Oban Mining, Inc. to Ikona Gear International, Inc.

On October 31, 2003, the Company incorporated a wholly-owned subsidiary, Ikona Gear Corp., a British Columbia Corporation. These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America for interim financial information. The accompanying consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements prepared under United States generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at May 31, 2004, and for all periods presented, have been included. Interim results for the nine-month period ended May 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

Note 2 - Going Concern

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of common stock and advances from related parties. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on terms reasonable to the Company.

Accumulated deficit during the development stage	$ (1,348,253)
Working capital	$ 1,366,509

Note 3 - Significant Accounting Policies

Stock-based compensation

Statements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based employee compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount employees are required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

The following table illustrates the effect on loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Cumulative Amounts From Inception (August 16, 2001) to May 31, 2004	Nine Months Ended May 31, 2004
Loss, as reported	$(1,348,253)	$ (617,510)
Add: Total stock-based employee compensation expense included in loss, as reported determined under APB 25, net of related tax effects	-	-
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(120,563)	(120,563)
Pro-forma loss	$(1,468,816)	$ (738,073)
Basic and diluted loss per share, pro-forma		(0.03)

There were no stock options issued prior to December 1, 2003.

Note 4 - Notes Receivable

In March 2004, the Company received subscriptions from two individuals and accepted promissory notes as consideration for units issued. The promissory notes were accepted from two private individuals who are related to two officers of the Company (see Note 7f), and were secured by the stock in the Company to which the individuals subscribed. The promissory notes were due and receivable in May 2004 (see Note 11).

Note 5 - Property and Equipment

	May 31, 2004
	Cost	Accumulated Depreciation	Net Book Value
Computers and Software	$ 33,621	$ 4,802	$ 28,819
Furniture	10,851	581	10,270
R &D Equipment	1,983	347	1,636
Tools & Dies	901	113	788
	$ 47,356	$ 5,843	$ 41,513

Note 6 - Patents and Trademark Rights

In September 2001, the Company acquired patent and trademark rights (the "Acquired Technology") from Diversified Sciences Limited ("Diversified") and Ikona Technologies Inc. ("Technologies"), two companies related by virtue of a common director, officer and significant shareholder. The patent rights relate to planetary gearing technology and consist of a United States patent, a Canadian patent and a European patent applicable in France, Germany, Great Britain, Italy, and Sweden. The US patent has a term of 17 years from the issue date and expires on April 9, 2013. The Canadian patent has a term of 20 years from the filing date and expires on July 29, 2014. The remaining patents have terms of twenty years from the date of filing the European patent and expire on July 26, 2015. The trademark acquired by the Company provides for the exclusive assignment of rights, title and interest in the trademark "Ikona Gear TM".

The patent acquisition agreement with Diversified required the Company to issue 2,725,000 shares of common stock at a value of $109,000 to Diversified and pay $63,000 (Cdn$100,000) less Diversified's tax credit recoveries of $18,900 (Cdn$30,000) relating to the patents.

The trademark acquisition agreement with Technologies required the Company to issue 25,000 shares of common stock at a value of $1,000 to Technologies, pay $62,000 to Technologies and repay amounts owing of $15,000 on behalf of Technologies.

The Acquired Technology was recorded by the Company at a cost of $231,100 and is being amortized over its remaining useful life. At May 31, 2004, the carrying value of the Acquired Technology, net of $43,938 in accumulated amortization, was $187,162.

Note 7 - Related Party Transactions

In September 2001, the Company entered into an agreement with Ikona Gear (Canada) Inc. ("Ikona Canada"), a company controlled by a common director, officer and significant shareholder, whereby Ikona Canada provides certain research and development and related services to the Company. Under this agreement, the Company has advanced $12,480 to Ikona Canada as an operating advance toward the payment of future invoices. The advance is short-term in nature and non-interest bearing.

Amounts due to related parties consisted of the following:

May 31, 2004
Laith Nosh, Director	$ 6,259
Nomadic Enterprises Corp (a company related by a director of the Company)	7,972
110980 Investments Ltd. (a company controlled by a relative of a director of the Company)	5,587
$ 19,818

The Company entered into the following transactions with related parties during the nine month period ended May 31, 2004:
a)	Paid the balance of $61,848 owing to Technologies pursuant to the purchase of the "Ikona Gear" trademark (Note 5).
b)	Paid or accrued business development fees of $38,999 (2003 - $0) to a company controlled by a relative of a director of the Company.
c)	Paid or accrued business development fees of $42,216 (2003 - $0) to a company controlled by a director of the Company.
d)

Paid or accrued operating expenses of $0 (2003 - $100,232) to a company controlled by a director, officer and significant shareholder of the Company. These expenses are included in research and development, business development, corporate finance, and general and administrative expenses for the period.

e)	Paid or accrued corporate finance fees of $42,838 (2003 - $0) to a company related by a director of the Company.
f)	Issued 16,833 units at a price of $0.75 per unit for notes receivable of $12,625 from individuals related to officers of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Note 8 - Common Stock

In September 2001, the Company issued 2,725,000 common shares at a value of $0.04 per share for $109,000 as partial consideration on acquisition of patent rights (Note 6).

In September 2001, the Company issued 25,000 common shares at a value of $0.04 per share for $1,000 as partial consideration on acquisition of a trademark (Note 6).

In October 2001, the Company issued 8,713,416 common shares to the founders of the Company at a price of $0.00001 per share for cash proceeds of $70.

In November 2001, the Company issued 263,665 common shares at a price of $0.20 per share for cash proceeds of $52,733.

In February 2002, the Company issued 1,286,335 common shares at a price of $0.20 per share for cash proceeds of $257,266.

In May 2002, the Company issued 393,750 common shares at a price of $0.20 per share for cash proceeds of $78,750.

In November 2002, the Company issued 336,250 common shares at a price of $0.20 per share for cash proceeds of $67,250.

In November 2002, the Company issued 85,800 common shares at a price of $0.20 per share for corporate finance fees of $17,160.

In January 2003, the Company issued 175,000 common shares at a price of $0.20 per share for cash proceeds of $35,000.

In May 2003, the Company issued 175,000 common shares at a price of $0.20 per share for cash proceeds of $35,000.

In May 2003, the Company issued 67,625 common shares at a price of $0.20 per share for corporate finance fees of $13,525.

In July 2003, the Company issued 526,792 common shares at a price of $0.20 per share for cash proceeds of $105,358.

In July 2003, the Company issued 7,500 common shares at a price of $0.20 per share for corporate finance fees of $1,500.

In August 2003, the Company issued 251,250 common shares at a price of $0.40 per share for cash proceeds of $100,500.

In August 2003, the Company issued 9,250 common shares at a price of $0.40 per share for corporate finance fees of $3,700.

In October, 2003, the Company acquired all the issued and outstanding capital stock of Ikona USA, which was accounted for as a recapitalization of the Company (Note 1). The issued number of shares of common stock is that of the Company with adjustments made for differences in par value between the Company and Ikona USA.

In January 2004, the Company cancelled 500,000 common shares at a price of $0.00001 per share.

In January 2004, the Company issued 290,000 common shares at a price of $0.50 per share for cash proceeds of $145,000.

In February 2004, the Company issued 620,666 units at a price of $0.75 per unit for cash proceeds of $436,275 (gross proceeds of $465,500 net of finders' fees of $29,225). Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $3.00 per share for a period of one year.

In March 2004 the Company issued 1,354,933 units at a price of $0.75 per unit for cash proceeds of $964,926 (gross proceeds of $1,016,201 net of finders' fees of $51,275). Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $3.00 per share for a period of one year.

In April 2004 the Company issued 462,427 units at a price of $0.75 per unit for cash proceeds of $339,822, which includes notes receivable of $12,625 collected in June 2004 (gross proceeds of $346,822 net of finders' fees of $7,000). Each unit consists of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $3.00 per share for a period of one year.

Note 9 - Stock Options and Warrants

Stock Options

On October 28, 2003, the Company adopted a stock incentive plan (the "2003 Stock Plan") to provide incentives to employees, directors and consultants. On October 28, 2003, the Company's stockholders approved the 2003 Stock Plan which provides for the issuance of up to 4,400,000 options with a maximum term of ten years. The board of directors has the exclusive power over the granting of options and their vesting provisions.

2004
	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of the year	-	$ -
Issued	391,000	0.65
Exercised	-	-
Expired	-	-
Options outstanding, end of the period	391,000	$ 0.65
Weighted average fair value of options granted in the year		$ 0.52

The fair value of options granted to a consultant recognized during the current period of $24,602 (2003 -
$ nil) has been recorded as investor relations fees in the consolidated statement of operations. The Company did not issue any stock options prior to December 1, 2003.

A summary of stock options outstanding at May 31, 2004 is as follows:

	Outstanding Options			Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.60	341,000	6.50 years	$ 0.60	130,125	$ 0.60
$1.00	50,000	6.50 years	$ 1.00	50,000	$ 1.00

The Company used the Black-Scholes option pricing model to compute estimated fair value, based on the following assumptions:

Risk-free interest rate	4.0%
Dividend yield rate	- %
Price volatility	106.1%
Weighted average expected life of options	7 years

Warrants

Issuances	Issued	Outstanding	Exercise Price	Expiry Date
February 29, 2004	310,332	310,332	$3.00	February 29, 2005
March 29, 2004	677,469	677,469	$3.00	March 29, 2005
April 30, 2004	231,215	231,215	$3.00	April 30, 2005
Total outstanding	1,219,016	1,219,016

Note 10 - Segment Information

The Company's operations were conducted in one reportable segment, being the development and commercialization of a unique patented gearing technology, primarily in Canada.

Note 11 - Subsequent Events

On June 9, 2004, the Company entered into a premises lease for a new office location for a period of 36 months commencing August 1, 2004. The premises lease commits the Company to a net annual rental expense of $36,969 (C$49,623) and additional annual operating costs estimated at $14,048 (C$18,857) for a period of three years with an option to extend the period to a further three years. The Company provided a deposit of three months of rent equalling $12,754 (C$17,120) of which two of the three months will be applied to rent in the final two months of the three year lease term.

In June 2004, notes receivable in amount of $12,625 were repaid.

In July 2004, we sold an aggregate of 6,666 units at a price of $0.75 per unit for gross proceeds of $5,000. Each unit consisted of one share of common stock and one-half warrant, each whole warrant exercisable to purchase one share of common stock at a price of $3.00 per share.

Ikona Gear International, Inc.

Financial Statements
(Expressed in United States Dollars)

August 31, 2003 and 2002

Dohan and Company Certified Public Accountants A Professional Association	7700 North Kendall Drive, 200 Miami Florida 33156-7578
	Telephone Facsimile E-mail Internet	(305) 274-1366 (305) 274-1368 info@uscpa.com www.uscpa.com

Independent Auditor's Report

Stockholders and Board of Directors
Ikona Gear International, Inc. (A Development Stage Company)
Vancouver, British Columbia, CANADA

We have audited the accompanying balance sheets of Ikona Gear International, Inc. (A Development Stage Company), as of August 31, 2003 and 2002, and the related statements of operations, cash flows, and stockholders' equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ikona Gear International, Inc. (A Development Stage Company) at August 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                                                                                               /s/ Dohan and Company, CPA's

October 8, 2003
Miami, Florida
Member: Florida Institute of Certified Public Accountants American Institute of Certified Public Accountants Private Companies and SEC Practice Sections	National and worldwide associations through
CPA	agi	ACCOUNTING GROUP INTERNATIONAL
The CPA. Never Underestimate the Value

Balance Sheets
(Expressed in United States Dollars)
As at August 31

	2003	2002
Assets
Current:
Cash	$ 2,226	$ 3,709
Prepaid expenses	2,000	-
Advances to related party (note 6)	28,467	19,119
Total current assets	32,693	22,828

Patents and trademark rights (note 4)	198,086	214,593
Total assets	$ 230,779	$ 237,421

Liabilities and Stockholders' equity
Current liabilities:
Due to related parties (note 6)	$ 83,710	$ 100,042
Total current liabilities	83,710	100,042

Commitments (note 12)

Stockholders' equity
Capital stock (note 7)
Authorized
100,000,000 common shares, each with par value of $0.00001
Issued and outstanding
12,033,306 common shares (2002 - 10,725,733)	120	107
Additional paid-in capital	877,692	498,712
Accumulated deficit during the development stage	(730,743)	(361,440)
Total stockholders' equity	147,069	137,379
Total liabilities and stockholders' equity	$ 230,779	$ 237,421

The accompanying notes are an integral part of these financial statements.

Statements of Operations
(Expressed in United States Dollars)

	Cumulative Amounts from August 16, 2001 to August 31, 2003	Year Ended August 31, 2003	Year Ended August 31, 2002

Revenues
Engineering services (note 5)	$ 44,307	$ 44,307	$ -

Expenses
Amortization	33,014	16,507	16,507
Business development (note 6)	119,644	60,959	58,685
Corporate finance (note 6)	79,753	73,138	6,615
General and administrative (note 6)	30,260	15,611	14,644
General consulting	13,122	1,354	11,768
Professional fees	5,500	3,000	2,500
Research and development (note 6)	468,215	228,467	239,748
Travel and related	25,542	14,574	10,968
	(775,050)	(413,610)	(361,435)
Loss before income taxes	(730,743)	(369,303)	(361,435)

Income taxes (note 9)	-	-	-
Loss for the period	$ (730,743)	$ (369,303)	$ (361,435)

Basic and diluted loss per share		$ (0.03)	$ (0.04)

Weighted average number of common shares outstanding		11,029,572	8,845,072

The accompanying notes are an integral part of these financial statements.

Statement of Stockholders' Equity (Deficiency)
(Expressed in United States Dollars)
	Common Stock			Accumulated Deficit During the Development Stage
	Number of Shares	Amount	Additional Paid-in Capital		Total

Balance at August 16, 2001 (inception)	-	$ -	$ -	$ -	$ -
Loss for the period	-	-	-	(5)	(5)
Balance at August 31, 2001	-	$ -	$ -	$ (5)	$ (5)

Issuance of common shares on acquisition of patents at $0.05 per share, September 2001	2,180,000	22	108,978	-	109,000
Issuance of common shares on acquisition of trademark at $0.05 per share, September 2001	20,000	$ -	$ 1,000	$ -	$ 1,000
Issuance of common shares to founders at $0.00001 per share, October 2001	6,970,733	70	-	-	70
Issuance of common shares for cash at $0.25 per share, November 2001	210,932	2	52,731	-	52,733
Issuance of common shares for cash at $0.25 per share, February 2002	1,029,068	10	257,256	-	257,266
Issuance of common shares for cash at $0.25 per share, May 2002	315,000	3	78,747	-	78,750
Loss for the year	-	-	-	(361,435)	(361,435)
Balance at August 31, 2002	10,725,733	$ 107	$ 498,712	$ (361,440)	$ 137,379

Issuance of common shares for cash at $0.25 per share, November 2002	269,000	$ 3	$67,247	$ -	$ 67,250
Issuance of common shares for corporate finance fees at $0.25 per share, November 2002	68,640	1	17,159	-	17,160
Issuance of common shares for cash at $0.25 per share, January 2003	140,000	1	34,999	-	35,000
Issuance of common shares for cash at $0.25 per share, May 2003	140,000	1	34,999	-	35,000
Issuance of common shares for corporate finance fees at $0.25 per share, May 2003	54,100	1	13,524	-	13,525
Issuance of common shares for cash at $0.25 per share, July 2003	421,433	4	105,354	-	105,358
Issuance of common shares for corporate finance fees at $0.25 per share, July 2003	6,000	-	1,500	-	1,500
Issuance of common shares for cash at $0.50 per share, August 2003	201,000	2	100,498	-	100,500
Issuance of common shares for corporate finance fees at $0.50 per share, August 2003	7,400	-	3,700	-	3,700
Loss for the year	-	-	-	(369,303)	(369,303)
Balance at August 31, 2003	12,033,306	$ 120	$ 877,692	$ (730,743)	$ 147,069

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
(Expressed in United States Dollars)
	Cumulative Amounts from August 16, 2001 to August 31, 2003	Year Ended August 31, 2003	Year Ended August 31, 2002
Cash flows from operating activities:
Loss for the period	$ (730,743)	$ (369,303)	$ (361,435)
Items not affecting cash:
Amortization	33,014	16,507	16,507
Corporate finance fees paid by common stock	35,885	35,885	-
Change in non-cash operating assets and liabilities:
Prepaid expenses	(2,000)	(2,000)	-
Advances to related party	(28,467)	(9,348)	(19,119)
Cash used in operating activities	(692,311)	(328,259)	(364,047)

Cash flows from financing activities:
Due to related parties	(37,390)	(16,332)	(21,058)
Issuance of common stock for cash	731,927	343,108	388,819
Cash provided by financing activities	694,537	326,776	367,761

Net increase (decrease) in cash	2,226	(1,483)	3,714
Cash (overdraft) at beginning of period	-	3,709	(5)

Cash at end of period	$ 2,226	$ 2,226	$ 3,709

Cash Paid For:
Interest		$ -	$ -
Income taxes		$ -	$ -
Supplemental disclosure with respect to cash flows (note 8)

The accompanying notes are an integral part of these financial statements.

Note 1 - The Company and Nature of Operations

Ikona Gear International, Inc. (the "Company") was incorporated in the State of Nevada on August 16, 2001. The Company is in business to develop and commercialize a unique, patented gearing technology. The Company is commercializing its patented technology in applications it establishes through developing joint ventures and entering into licensing agreements with strategic partners in vertical industrial markets. The Company is considered to be a development stage company as it has not generated significant revenues from operations.

Note 2 - Going Concern

These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock and advances from related parties. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on terms reasonable to the Company.
	2003	2002
Accumulated deficit during the development stage	$ (730,743)	$ (361,440)
Working capital (deficiency)	$ (51,017)	$ (77,214)

Note 3 - Significant Accounting Policies

The company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. The significant accounting policies adopted by the Company are as follows:

(a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(b) Intangible Assets

Intangible assets are recorded at cost and amortized using the straight-line method over the life of the patent which is 20 years from the date of the application of the patent or 17 years from the date of grant, whichever is longer. As at August 31, 2003, intangible assets consisted primarily of acquired patent rights that will be amortized on a straight-line basis over the remaining term of the patent being 12 years, which commenced on the date the patent applications were filed.

The carrying value of intangible assets is evaluated for potential impairment on an annual basis. In order to determine whether impairment exists, management considers the discounted cash flows of intangible assets as well as market related values, among other things. If the carrying value of intangible assets exceeds fair value, the carrying value of intangible assets will be written down to fair value in the year the impairment occurs.

(c) Revenue Recognition

Revenues from engineering services is recognized when the service has been provided and collection is reasonably assured.

(d) Research and Development Expenses

Costs incurred for research and development are expensed as incurred.

(e) Loss per share

Basic loss per share is computed by dividing the loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted loss per share is not presented separately from loss per share since there are no potentially dilutive shares of common stock outstanding.

(f) Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefits) result from the net change during the period of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(g) Foreign Currency Translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in the statement of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statement of operations.

(h) Recent Accounting Requirements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements did not or is not expected to have a material effect on the Company's financial position or results of operations.

Note 4 - Patents and Trademark Rights

In September 2001, the Company acquired patent and trademark rights (the "Acquired Technology") from Diversified Sciences Limited ("Diversified") and Ikona Technologies Inc. ("Technologies"), companies related by virtue of a common director, officer and significant shareholder. The patent rights relate to planetary gearing technology and consist of a United States patent, a Canadian patent and a European patent applicable in France, Germany, Italy, Great Britain and Sweden. The US patent has a term of 17 years from the issue date and expires on November 11, 2015. The Canadian patent has a term of 20 years from the filing date and expires on July 29, 2014. The remaining patents have terms of twenty years from the date of filing the European patent and expire on July 26, 2015. The trademark acquired by the Company provides for the exclusive assignment of rights, title and interest in the "Ikona Gear TM" Canadian Trademark.

The patent acquisition agreement with Diversified required the Company to issue 2,180,000 shares of common stock at a value of $109,000 to Diversified and pay $63,000 (Cdn$100,000) less Diversified's tax credit recoveries of $18,900 (Cdn$30,000) relating to the patents.

The trademark acquisition agreement with Technologies required the Company to issue 20,000 shares of common stock at a value of $1,000 to Technologies, pay $62,000 to Technologies and repay amounts owing of $15,000 on behalf of Technologies.

The Acquired Technology was recorded by the Company at a cost of $231,100 and is being amortized over its remaining useful life. At August 31, 2003, the carrying value of the Acquired Technology, net of $33,014 (2002 - $16,507) in accumulated amortization, is $198,086 (2002 - $214,593).

Note 5 - Agreement with Magna Advanced Technologies

The Company entered into an agreement dated April 8, 2003 with Magna Advanced Technologies ("MAT") whereby the Company will allow MAT, on a sole and exclusive basis, to examine and develop automotive applications for the Acquired Technology owned by the Company. Under phase 1 of the agreement, MAT will engage in development, prototyping and testing commencing May 1, 2003 to April 30, 2004. The Company will receive a monthly engineering fee of approximately $10,750 (Cdn$15,000) during phase 1. MAT may terminate the agreement at any time after November 1, 2003 by paying a termination fee of approximately $10,750 (Cdn$15,000).

Following completion of phase 1, MAT can elect to proceed to phase 2 to continue developing the technology with the intent to commercialize automotive applications. Under phase 2, the Company will receive a monthly engineering fee of approximately $14,300 (Cdn$20,000) until acceptance by MAT of a production purchase order relating to the technology at which time a commercial licensing agreement will be completed between the Company and MAT. The terms of the license agreement would include payments to the Company of approximately $716,000 (Cdn$1,000,000) due in four equal quarterly installments starting 30 days after acceptance by MAT of a production purchase order and royalties of between 1% to 6% of the gross selling price of automotive gearing products incorporating the technology.

Note 6 - Related Party Transactions

In September 2001 the Company entered into an agreement with Ikona Gear (Canada) Inc. ("Ikona Canada"), a company controlled by a common director, officer and significant shareholder, whereby Ikona Canada provides certain research and development and related services to the Company. Under this agreement, the Company has advanced $28,467 (2002 - $19,119) to Ikona Canada as an operating advance toward the payment of future invoices. The advance is short-term in nature and non-interest bearing.

As of August 31, 2003, amounts due to related parties consisted of the following:
	2003	2002
Ikona Canada	$ -	$ 10,556
Diversified	21,862	26,772
Technologies	61,848	62,714
	$ 83,710	$ 100,042

The Company entered into the following transactions with related parties:
a)	Paid or accrued business development fees of $60,959 (2002 - $58,685) to a company controlled by a relative of a director of the Company.
b)	Paid or accrued corporate finance fees of $37,253 (2002 - $6,615) to a company controlled by a director of the Company.
c)	Paid or accrued general and administrative fees of $15,240 (2002 - $13,381) to a company controlled by a director of the Company.
d)	Paid or accrued research and development expenses of $54,592 (2002 - $40,141) to a company controlled by a director, officer and significant shareholder of the Company.
e)	Acquired patent and trademark rights totalling $231,100 from companies controlled by a director, officer and significant shareholder of the Company.

These transactions are in the normal course if operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Note 7 -Capital Stock

In September 2001, the Company issued 2,180,000 common shares at a value of $0.05 per share for $109,000 as partial consideration on acquisition of patent rights (note 4).

In September 2001, the Company issued 20,000 common shares at a value of $0.05 per share for $1,000 as partial consideration on acquisition of a trademark (note 4).

In October 2001, the Company issued 6,970,733 common shares to the founders of the Company at a price of $0.00001 per share for cash proceeds of $70.

In November 2001, the Company issued 210,932 common shares at a price of $0.25 per share for cash proceeds of $52,733.

In February 2002, the Company issued 1,029,068 common shares at a price of $0.25 per share for cash proceeds of $257,266.

In May 2002, the Company issued 315,000 common shares at a price of $0.25 per share for cash proceeds of $78,750.

In November 2002, the Company issued 269,000 common shares at a price of $0.25 per share for cash proceeds of $67,250.

In November 2002, the Company issued 68,640 common shares at a price of $0.25 per share for corporate finance fees of $17,160.

In January 2003, the Company issued 140,000 common shares at a price of $0.25 per share for cash proceeds of $35,000.

In May 2003, the Company issued 140,000 common shares at a price of $0.25 per share for cash proceeds of $35,000.

In May 2003, the Company issued 54,100 common shares at a price of $0.25 per share for corporate finance fees of $13,525.

In July 2003, the Company issued 421,433 common shares at a price of $0.25 per share for cash proceeds of $105,358.

In July 2003, the Company issued 6,000 common shares at a price of $0.25 per share for corporate finance fees of $1,500.

In August 2003, the Company issued 201,000 common shares at a price of $0.50 per share for cash proceeds of $100,500.

In August 2003, the Company issued 7,400 common shares at a price of $0.50 per share for corporate finance fees of $3,700.

Note 8 - Supplemental Disclosure With Respect to Cash Flows

The significant non-cash transaction for the year ended August 31, 2003 consisted of the Company issuing 136,140 shares of common stock at a value of $35,885 for corporate finance fees.

Significant non-cash transactions for the year ended August 31, 2002 consisted of:
a)	The Company acquiring patents costing $153,100 in exchange for issuing 2,180,000 common shares at a value of $109,000 and amounts due to related party of $44,100 (note 4).
b)	In September 2001, the Company acquiring a trademark costing $78,000 in exchange for issuing 20,000 common shares at a value of $1,000 and amounts due to related party of $77,000 (note 4).

Note 9 - Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002
Loss before income taxes	$ (369,303)	$ (361,435)
Expected income tax benefit	$ 125,500	$ 122,800
Unrecognized benefit of operating loss carryforwards	(125,500)	(122,800)
Income tax benefit	$ -	$ -

Significant components of the Company's deferred tax assets based on statutory tax rates are as follows:

	2003	2002

Deferred tax assets:
Operating loss carryforwards	$ 248,300	$ 122,800
Valuation allowance	(248,300)	(122,800)
Net deferred tax assets	$ -	$ -

The Company has approximately $730,000 of net operating loss carryforwards which expire beginning in 2022.

The Company has provided a valuation allowance against its deferred tax assets given that it is in the development stage and it is more likely than not that these benefits will not be realized.

Note 10 - Segment Information

The Company's operations were conducted in one reportable segment, being the development and commercialization of a unique patented gearing technology, primarily in Canada.

Note 11 - Financial Instruments

a) Fair Value

The Company's financial instruments consist of cash, advances to related party and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

b) Currency Risk

Currency risk is the risk arising from fluctuations and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Note 12 - Commitments

The Company entered into a consulting agreement with a company controlled by a relative of a director of the Company effective March 1, 2003 for a period of one year to pay a monthly business development fee of approximately $5,370 (Cdn$7,500).

The Company also entered into a consulting agreement with a director, officer and significant shareholder of the Company effective November 1, 2002 to pay monthly research and development and administrative fees totalling approximately $5,370 (Cdn$7,500). This agreement can be terminated with six months advance notice.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

Ikona Gear International, Inc.

2,530,493 Shares of Common Stock

September 1, 2004

Until ___________, 2004 (25 days after the date of this prospectus), all dealers effecting transactions in the shares offered by this prospectus whether or not participating in the offering may be required to deliver a copy of this prospectus. Dealers may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.

TABLE OF CONTENTS
	Page
Prospectus Summary	2
Risk Factors	4
Certain Market Information	11
Dividend Policy	11	____________________________
Forward-Looking Statements	12
Capitalization	14	Prospectus
Selected Financial Data	15	____________________________
Management Discussion	16
Business	23
Management	30
Certain Transactions	36	August ___, 2004
Principal Stockholders	36
Selling Securityholders	39
Use of Proceeds	41
Plan of Distribution	41
Description of Securities	43
Legal Matters	44
Experts	44
Additional Information	44

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers.

       Nevada corporation law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

       Nevada corporation law also provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

       Our Articles of Incorporation authorize our company to indemnify our directors and officers to the fullest extent permitted under Nevada law.

       Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.    Other Expenses of Issuance and Distribution.

       The estimated expenses of the offering, all of which are to be borne by the Company, are as follows:
SEC Filing Fee	$ 408.78
Printing Expenses	2,500.00
Accounting Fees and Expenses	2,500.00
Legal Fees and Expenses	20,000.00
Registrar and Transfer Agent Fee	1,000.00
Miscellaneous	591.22
Total	$27,000.00

Item 26.    Recent Sales of Unregistered Securities.

1.        In October 2003, we completed a private placement of 314,000 shares of common stock at $0.50 per share for total proceeds of $157,000. The issuance was to a total of one investor who qualified as non US Persons within the meaning of Rule 902 and who acquired the securities in offshore transactions. The securities, which were taken for investment purposes, were subject to appropriate transfer restrictions and restrictive legend, and were issued without registration under the Securities Act in reliance upon the exemptions set forth in Regulation S thereunder.

2.        In October 2003, we completed the acquisition of Ikona Gear International, Inc. ("Ikona"). As consideration for all of the common shares of Ikona, we issued 15,041,633 common shares to the stockholders of Ikona. The issuance was to a total of 59 investors, all of whom qualified as non US Persons within the meaning of Rule 902 and who acquired the securities in offshore transactions. The securities, which were taken for investment purposes, were subject to appropriate transfer restrictions and restrictive legend, and were issued without registration under the Securities Act in reliance upon the exemptions set forth in Regulation S thereunder.

3.        In January 2004, the Company completed a private placement consisting of 290,000 shares of common stock at a price of $0.50 per share for gross proceeds of $145,000. The issuance was to a total of 11 investors, all of whom qualified as non US Persons within the meaning of Rule 902 and who acquired the securities in offshore transactions. The securities, which were taken for investment purposes, were subject to appropriate transfer restrictions and restrictive legend, and were issued without registration under the Securities Act in reliance upon the exemptions set forth in Regulation S thereunder.

4.        From February to April 2004, the Company completed a private placement consisting of 2,384,026 units at a price of $0.75 per unit for gross proceeds of $1,788,020 Each unit consisted of one share of common stock and one-half of one non-transferable share purchase warrant whereby each whole warrant entitles the holder to acquire one additional share of common stock at a price of $3.00 per share for a period of one year. The issuance was to a total of 63 investors, all of which qualified as non US Persons within the meaning of Rule 902, who acquired the securities in offshore transactions. The securities, which were taken for investment purposes, were subject to appropriate transfer restrictions and restrictive legend, and were issued without registration under the Securities Act in reliance upon the exemptions set forth in Regulation S thereunder.

5.        From February to April 2004, we sold an aggregate of 54,000 units at a price of $0.75 per unit for gross proceeds of $40,500. Each unit consisted of one share of common stock and one-half warrant, each whole warrant exercisable to purchase one share of common stock at a price of $3.00 per share. The units were sold to two persons who qualified as "accredited investors" within the meaning of Rule 502(a) of Regulation D. The securities, which were taken for investment purposes and were subject to appropriate transfer restrictions and restrictive legend, were issued without registration under the Securities Act in reliance upon the exemption set forth in Section 4(2) of the Securities Act and Regulation D thereunder.

6.       In July 2004, we sold an aggregate of 6,666 units at a price of $0.75 per unit for gross proceeds of $5,000. Each unit consisted of one share of common stock and one-half warrant, each whole warrant exercisable to purchase one share of common stock at a price of $3.00 per share. The issuance was to one investor, which qualified as a non US Person within the meaning of Rule 902, who acquired the securities in offshore transactions. The securities, which were taken for investment purposes, were subject to appropriate transfer restrictions and restrictive legend, and were issued without registration under the Securities Act in reliance upon the exemptions set forth in Regulation S thereunder.

Item 27.     Exhibits

       a.    The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:
Exhibit No.		Title
*	2.1	Agreement and Plan of Reorganization, dated effective as of October 10, 2003, between Oban Mining, Inc. and Ikona Gear International, Inc.
**	3.1	Articles of Incorporation effective September 19, 2000
X	3.1.1	Amendment to Articles of Incorporation effective December 1, 2003
***	3.2	Amended Bylaws effective July 8, 2004
	5.1	Opinion of Clifford L. Neuman, P.C.
*****	10.1	2003 Equity Incentive Plan
****	10.2	Consulting Agreement dated November 1, 2002 with Laith I. Nosh
****	10.3	Consulting Agreement dated March 1, 2003 with 110980 Investments Ltd.
****	10.4	Consulting Agreement dated December 1, 2004 with Raymond L. Polman
****	10.7	Magna Advanced Technologies Letter Agreement dated April 8, 2003, and amendment dated April 30, 2004
******	10.8	Aircast Letter Agreement dated April 8, 2003, and amendment dated April 30, 2004
*******	16.0	Letter on change in certifying accountant
	21.0	List of Subsidiaries
	23.1	Consent of Clifford L. Neuman, P.C. to the use of their opinion as an Exhibit to this Registration Statement is included in their opinion filed herewith as Exhibit 5.1
	23.2	Consent of Dohan and Company, CPA's, P.A.

_________________
*	Incorporated by reference from Quarterly Report on Form 10-QSB, filed with the Commission on October 23, 2003
**	Incorporated by reference from the Registration Statement on Form SB-2, filed with the Commission on January 18, 2001
***	Incorporated by reference from Quarterly Report on Form 10-QSB, filed with the Commission on July 14, 2004
****	Incorporated by reference from Quarterly Report on Form 10-QSB, filed with the Commission on January 20, 2004
*****	Incorporated by reference from the Information Statement on Form 14C, filed with the Commission on November 10, 2001
******	Incorporated by reference from Quarterly Report on Form 10-QSB, filed with the Commission on April 14, 2004
*******	Incorporated by reference from a Current Report on Form 8-K, filed with the Commission on November 14, 2003
X	Incorporated by reference from a Current Report on Form 8-K, filed with the Commission on December 5, 2003

Item 28.    Undertakings.

       The undersigned Registrant hereby undertakes:
1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
	(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");
	(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;
	(iii)	Include any additional or changed material information on the plan of distribution.
2.

That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

       Insofar as indemnification for liabilities arising under the Securities Act may be available to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

       In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

       In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on the 1st day of September, 2004.
IKONA GEAR INTERNATIONAL, INC.,
a Nevada corporation
By: /s/ Laith I. Nosh Laith I. Nosh, President

POWER OF ATTORNEY

       Each of the undersigned officers and directors of Ikona Gear International, inc., hereby constitutes and appoints Laith I. Nosh, chief executive officer and Chairman of the Board of Directors of the Company, his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this Registration Statement on Form SB-2, including post-effective amendments and other related documents, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys, or either of them individually, full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and the undersigned for himself hereby ratifies and confirms all that said attorneys shall lawfully do or cause to be done by virtue hereof.

       In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.
Signature	Title	Date
/s/ Laith I. Nosh Laith I. Nosh	President and Director (Principal Executive Officer)	September 1, 2004
/s/ Simon Anderson Simon Anderson	Secretary and Director	September 1, 2004
/s/ Dal Brynelsen Dal Brynelsen	Director	September 1, 2004
/s/ Barrie Freeke Barrie Freeke	Director	September 1, 2004
/s/ Raymond L. Polman Raymond L. Polman	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 1, 2004